UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Eurand N.V.
(Name of Subject Company)

Eurand N.V.
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Manya S. Deehr
Chief Legal Officer and Corporate Secretary
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
+31 20-673 2744
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With copies to:

Company Counsel:	Special Committee Counsel:

Timothy Maxwell Richard B. Aldridge Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103-2921 (215) 963-5000	George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information	1
Item 2.	Identity and Background of Filing Person	1
Item 3.	Past Contacts, Transactions, Negotiations and Agreements	2
Item 4.	The Solicitation or Recommendation	8
Item 5.	Persons/Assets, Retained, Employed, Compensated, or Used	36
Item 6.	Interest in Securities of the Subject Company	37
Item 7.	Purposes of the Transaction and Plans or Proposals	37
Item 8.	Additional Information	37
Item 9.	Exhibits	40
SIGNATURES		42
ANNEX I	Opinion of Goldman Sachs International	I-1
ANNEX II	Opinion of Jefferies International Limited	II-1
EX-99.(A)(2)
EXHIBIT (e)(1)
EXHIBIT (e)(2)(A)
EXHIBIT (e)(2)(B)
EXHIBIT (e)(2)(C)
EXHIBIT (e)(3)(A)
EXHIBIT (e)(3)(B)
EXHIBIT (e)(3)(C)
EXHIBIT (e)(3)(D)
EXHIBIT (e)(3)(E)
EXHIBIT (e)(3)(F)
EXHIBIT (e)(3)(G)
EXHIBIT (e)(3)(H)
EXHIBIT (e)(3)(I)
EXHIBIT (e)(3)(J)
EXHIBIT (e)(3)(K)
EXHIBIT (e)(3)(L)
EXHIBIT (e)(3)(M)
EXHIBIT (e)(3)(N)
EXHIBIT (e)(3)(O)
EXHIBIT (e)(3)(P)
EXHIBIT (e)(3)(Q)
EXHIBIT (e)(3)(R)
EXHIBIT (e)(4)(A)
EXHIBIT (e)(4)(B)
EXHIBIT (e)(4)(C)

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Eurand N.V., a Netherlands company (“Eurand” or the ‘‘Company”). The address of Eurand’s principal executive office is Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, and Eurand’s telephone number is +31 20-673 2744.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the ordinary shares, par value €0.01 per share, of Eurand (the “Shares”).

As of December 16, 2010, there were 48,020,637 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Eurand is the person filing this Schedule 14D-9 and is the subject company. Eurand’s name, address and telephone number are set forth in Item 1 above. Eurand’s website is www.eurand.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Axcan Pharma Holding B.V., a private limited liability company organized under the laws of The Netherlands (“Buyer”), to acquire all outstanding Shares at a price of $12.00 per Share (such amount, the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase dated December 21, 2010 (the ‘‘Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Buyer with the Securities and Exchange Commission (the “SEC”) on December 21, 2010. Copies of the Offer to Purchase and related Letter of Transmittal are Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

This Offer is being made pursuant to a Share Purchase Agreement, dated as of November 30, 2010, which was subsequently amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010 (as it may be further amended from time to time, the “Purchase Agreement”), by and among Axcan Holdings Inc., a Delaware corporation (“Parent”), Buyer and Eurand. Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Closing”) as promptly as practicable after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. Unless the Offer is so extended, Purchaser expects the Closing to occur on January 20, 2011. The Purchase Agreement provides, among other things, that simultaneous with the Closing, Eurand shall sell, effective as of the Closing, all or substantially all of the assets of Eurand (including the shares of its subsidiaries) to Buyer or one or more of its designees for aggregate consideration equal to (i) a note payable (the “Buyer Note”) from Buyer or one or more of its designees in an aggregate principal amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Closing (which Buyer Note shall be prepayable without penalty or premium), and (ii) the assumption by Buyer or its designees of all liabilities and obligations of Eurand, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Buyer or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Closing, Buyer will provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act of at least ten business days (the “Subsequent Offering Period”). Any shares tendered during the Subsequent Offering Period will be acquired by Buyer at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Buyer or one or more of its designees will repay to Eurand an amount of the Buyer Note equal to the Offer Price multiplied by the number of

Shares not tendered in the Offer or during the Subsequent Offering Period. Buyer then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Buyer shall receive (in kind) the Buyer Note. In connection with the Asset Sale, Buyer shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period (the ‘‘Post-Closing Reorganization”) (together with the Offer, the Asset Sale, the dissolution and liquidation of Eurand, and the other transactions contemplated by the Purchase Agreement, the ‘‘Contemplated Transactions”). The Purchase Agreement was approved by the Company’s Board of Directors (the “Board”), acting upon the unanimous recommendation of the special committee comprised of independent non-executive directors (as determined under the laws of The Netherlands) of the Board (the “Special Committee”). A copy of the Purchase Agreement is Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The initial expiration date of the Offer is 12:01 a.m., New York City time, on January 20, 2011, subject to extension in certain circumstances as required or permitted by the Purchase Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which are Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Schedule TO states that the business address for Buyer is 100 Somerset Corporate Boulevard, Bridgewater, NJ 08807, and the telephone number is (908) 927-9600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Buyer or their respective executive officers, directors or affiliates.

Arrangements with Parent, Buyer or Their Affiliates.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Buyer or Parent relating to the Offer.

The Share Purchase Agreement

The summary of the Purchase Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and descriptions are qualified in their entirety by reference to the Purchase Agreement, which is Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Purchase Agreement governs the contractual rights between the Company, Parent and Buyer in relation to the Offer. The Purchase Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Purchase Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the SEC. In particular, the Purchase Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Purchase Agreement have been negotiated with the principal purpose of establishing the circumstances in which Buyer would have the right to not consummate the Offer, or a party would have the right to terminate the Purchase Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders. The representations and warranties of the Company contained in the Purchase Agreement are qualified by information in confidential disclosure schedules provided by the Company to Buyer and Parent in connection with the signing of the Purchase Agreement.

The Tender Agreements

In connection with the execution of the Purchase Agreement, Buyer concurrently entered into Tender Agreements with (i) Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”), who beneficially own approximately 54.6% of the Company’s outstanding Shares (the “Warburg Tender Agreement”) and (ii) Gearoid Faherty, Chief Executive Officer of the Company and Chairman of the Board, who beneficially owns approximately 3.7% of the Company’s outstanding Shares (the “Faherty Tender Agreement,” together with the Warburg Tender Agreement, the “Tender Agreements”). Pursuant to the Tender Agreements, each of Warburg and Mr. Faherty agrees to tender its or his Shares in the Offer and vote its or his Shares in support of the transaction.

The foregoing description of the Tender Agreements is qualified in its entirety by reference to the full text of the Tender Agreements, which are Exhibits (e)(2)(A) and (e)(2)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Confidentiality Agreement

In connection with the process leading to the execution of the Purchase Agreement, the Company, TPG Capital, L.P. (“TPG”) and Axcan Pharma Inc. (“Axcan Pharma”), TPG and Axcan Pharma being affiliates of Parent and Buyer, entered into a Confidentiality Agreement dated as of July 13, 2010 (the “Confidentiality Agreement”). The Confidentiality Agreement was amended by the Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010 (the ‘‘September Side Letter”) and the Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010 (the “December Side Letter”). Pursuant to the Confidentiality Agreement, as amended, as a condition to being furnished confidential information by the Company, TPG and Axcan Pharma agreed to use such confidential information solely for the purpose of evaluating a possible transaction with the Company. TPG and Axcan Pharma also agreed that, for a period of 12 months from the date of the Confidentiality Agreement, they and their affiliates would not solicit to employ any officers or employees of the Company without obtaining the prior written consent of the Company, subject to certain limitations and exceptions. TPG and Axcan Pharma further agreed that for a period of 18 months following the date of the Confidentiality Agreement, they would not acquire or offer to acquire any voting securities or assets of the Company or its subsidiaries, solicit proxies to vote any voting securities of the Company, submit a proposal for or offer of any extraordinary transaction involving the Company or any of its securities or assets, or take any other actions seeking to control or influence the management, Board or policies of the Company.

The foregoing summary of the Confidentiality Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, the September Side Letter and the December Side Letter, which are Exhibits (e)(4)(A), (e)(4)(B) and (e)(4)(C), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Development/License/Supply Agreement

On May 16, 2000, Eurand S.p.A. (“Eurand Italy”), a subsidiary of the Company, entered into an Exclusive Development/License/Supply Agreement (the “Development Agreement”) with Axcan Scandipharm, Inc. (“Axcan US”), an affiliate of Parent and Buyer. On March 23, 2007, the parties to the Development Agreement entered into an Amendment No. 1 to the Exclusive Development/License/Supply Agreement (“Amendment No. 1”). On June 7, 2007, Axcan US and the Company entered into a Letter Agreement regarding the Development Agreement. Pursuant to the terms of the Development Agreement, as amended, Eurand Italy manufactures a pancrelipase product for Axcan US, and Axcan US purchases and receives a license to register, package, market and sell the product as developed and manufactured by Eurand Italy. The Development Agreement, as amended, provides for royalty payments and expires on December 31, 2015, subject to earlier termination in certain circumstances. The foregoing summary of the Development Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Development Agreement and Amendment No. 1, which are Exhibits (e)(4)(D) and (e)(4)(E), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Eurand’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer, that may be different from or in addition to those of Eurand’s shareholders generally. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Purchase Agreement and the Contemplated Transactions.

Separation Agreement

Gearoid Faherty, the Chief Executive Officer and Chairman of the Board of the Company, will continue his employment with the Company through the end of 2010. His termination date will be December 31, 2010, or a later date determined by mutual agreement of Mr. Faherty and the Board (the ‘‘Faherty Termination Date”). Mr. Faherty will tender his resignation as a member and Chairman of the Board and as a member and Chairman of the board of directors of Eurand Italy and as a member of the boards of directors of all other affiliates of the Company effective upon the Faherty Termination Date.

On November 30, 2010, the Company, Eurand Italy and Mr. Faherty entered into a Separation Agreement and General Release (the “Separation Agreement”) with respect to Mr. Faherty’s planned separation from service. The Separation Agreement supercedes Mr. Faherty’s existing Employment Agreement dated March 18, 1999 (the “Employment Agreement”), Executive Change in Control Agreement dated May 30, 2009 (“Change in Control Agreement”), and Retention Plan Agreement dated August 6, 2010 (“Faherty Retention Agreement”). In the Separation Agreement, which was entered into in connection with the entry by the Company into the Purchase Agreement, Mr. Faherty agreed to sign the Faherty Tender Agreement with respect to his outstanding Shares.

If Mr. Faherty satisfies the terms of the Separation Agreement, Mr. Faherty will receive the following severance benefits, which benefits will be in lieu of any payments, benefits, severance payments or other compensation which Mr. Faherty may have had the right to receive under the terms of the Employment Agreement, the Change in Control Agreement, the Faherty Retention Agreement, the Company MBO Bonus Program or any other similar arrangement or program in which Mr. Faherty participates:

•	Cash payments in an aggregate amount equal to €3,041,410.12, which amount will be paid to Mr. Faherty over the course of several payments commencing within 30 days following the Faherty Termination Date and ending no later than December 31, 2011.

•	Continued vesting of stock options held by Mr. Faherty during the one-year period following the Faherty Termination Date, and full vesting of stock options upon a Change in Control (as defined in the Separation Agreement) (including the consummation of the Contemplated Transactions), which options shall remain exercisable until 90 days following the first anniversary of the Faherty Termination Date, it being clarified that all outstanding options of Mr. Faherty shall vest and be cancelled at the Closing, and Mr. Faherty shall receive the payments described below in “Eurand Stock Options”.

•	Continued coverage under the health plan in which Mr. Faherty is currently participating until December 31, 2011, and continued use of his Company car, on the same terms and conditions, until December 31, 2011.

The Separation Agreement contains confidentiality, non-competition, non-solicitation and non-disparagement covenants and requires Mr. Faherty to make himself available to assist the Company and Eurand Italy for a period of 12 months following the Faherty Termination Date. The Separation Agreement also contains a release of claims against the Company, Eurand Italy and their affiliates by Mr. Faherty, and a release of claims against Mr. Faherty by the Company and Eurand Italy, each with specified exceptions.

The foregoing description of the Separation Agreement is qualified in its entirety by reference to the full text of the Separation Agreement, which is Exhibit (e)(2)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Eurand who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of Eurand. As of December 16, 2010, the directors and executive officers of Eurand beneficially owned, in the aggregate, 2,035,620 Shares, excluding Shares subject to the exercise of Options, as such term is defined below. If the directors and executive officers were to tender all 2,035,620 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Buyer, then the directors and executive officers would receive an aggregate of $24,427,440 in cash pursuant to tenders into the Offer.

Eurand Stock Options

Under the Purchase Agreement, Eurand agreed to cause all outstanding and unexercised Company Options (as defined in the Purchase Agreement and referred to herein as “Options”), other than those Options issued on or after the date of the Purchase Agreement, to become fully vested immediately prior to Closing. At the Closing, all outstanding and unexercised Options will be cancelled and the holders thereof shall cease to have any rights with respect thereto, excepting only the right, in respect of each such canceled Option other than those Options issued on or after the date of the Purchase Agreement, to receive an amount in cash from the Company, on the Company’s regular payroll date occurring on or next following the date of the Closing and in accordance with the Company’s regular payroll practices, equal to the result of multiplying the total number of Shares previously subject to such vested Option by the excess, if any, of the per share amount over the per share exercise price of such unexercised Option, subject to applicable tax withholding. No Options will be outstanding from and after the Closing.

The table below sets forth information regarding the Options held by Eurand’s directors and executive officers as of December 16, 2010 that are or would become vested and would entitle the holder thereof to receive the cash compensation described above.

Number of Options Eligible for
Directors & Executive Officers	Cash Compensation

Gearoid Faherty	680,000
Rolf Classon	11,000
Jonathan Cosgrave	11,000
William Jenkins	11,000
Angelo Malahias	11,000
Simon Turton	11,000
Jean-Louis Anspach	100,000
Robert Becker	143,750
Mario Crovetto	275,250
Manya Deehr	82,500
John Fraher	275,250
Ruth Thieroff-Ekerdt, M.D.	143,750
Total	1,755,500

Change in Control and Retention Arrangements Concerning Executive Officers and Continuing Employees

Change in Control Agreements

The Company and certain affiliates have entered into an Executive Change in Control Agreement (each, a “CIC Agreement” and together, the “CIC Agreements”) with each of Jean-Louis Anspach (Eurand Pharmaceuticals, Inc.), Robert Becker (Eurand Italy), Mario Crovetto (Eurand Italy), Manya Deehr (Eurand Pharmaceuticals, Inc.), John Fraher (Eurand, Inc.), and Ruth Thieroff-Ekerdt, M.D. (Eurand Pharmaceuticals, Inc.), pursuant to which the executive may be entitled to certain benefits upon a change in control. Under the CIC Agreements, a change in control of the Company generally includes an acquisition by a third party of 50% or more of the

Company’s outstanding securities eligible to vote for the election of directors of the Company, an unapproved change in the composition of a majority of the Board, a transaction involving the Company in which immediately following such transaction the shareholders of the Company immediately prior to the transaction do not continue to own at least a majority of the voting power in the resulting entity, a sale of all of the assets of the Company, or a liquidation of the Company. If a change of control occurs and the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” (each as defined in the CIC Agreement) (a) during the 18-month period following a change in control, or (b) by the Company without cause within six months prior to a change in control (if the termination of employment was at the request of a third party who had taken steps reasonably calculated to effect a change in control or otherwise arose in connection with or in anticipation of a change in control), the executive will be entitled to receive a lump sum cash payment within 60 days of termination in an amount equal to the sum of (i) any accrued but unpaid base salary, unpaid reimbursements of business expenses, and unpaid vacation time, (ii) the sum of the executive’s annual base salary plus the greater of the actual bonus earned by the executive for the calendar year immediate preceding the calendar year in which the change in control occurs and the actual bonus earned by the executive for the calendar year immediate preceding the calendar year in which the executive’s termination date occurs, and (iii) on an after-tax basis, the same premium cost the executive would have to pay to continue the Company’s medical and dental coverage for the executive and, if applicable, the executive’s spouse and dependents, for a period of 12-months following the executive’s date of termination. In addition, all options held by the executive that had not already been vested would immediately vest and would remain exercisable for 18-months following the executive’s termination date. In the event the executive is entitled to severance benefits by law, under an employment agreement, severance agreement or any other agreement(s) or arrangements, the executive shall only be entitled to severance amounts under the CIC Agreement to the extent such amount is in excess of the severance payments provided under any other agreement or arrangements. Finally, as consideration for the executive agreeing to a one-year noncompete covenant, certain CIC Agreements provide for a one-time lump sum payment in the amount of 50% of the executive’s annual base salary. Mario Crovetto will terminate employment with the company and its affiliates effective January 31, 2011, at which time Mr. Crovetto will transition to a consultant role with the Company. As part of this transition, Mr. Crovetto has agreed to forfeit all rights to any amounts paid under his CIC Agreement, and will, therefore, not receive any payments as described above. Copies of the CIC Agreement for each of Jean-Louis Anspach, Robert Becker, Mario Crovetto, Manya Deehr, John Fraher, and Ruth Thieroff-Ekerdt, M.D. are Exhibits (e)(2)(A), (e)(2)(B), (e)(2)(C), (e)(2)(D), (e)(2)(E), and (e)(2)(F) to this Schedule 14D-9 and are incorporated herein by reference.

Retention Plan Agreements

The Company and certain affiliates have entered into a Retention Plan Agreement, as amended (each, a “Retention Agreement” and together, the “Retention Agreements”), with each of Jean-Louis Anspach (Eurand Pharmaceuticals, Inc.), Robert Becker (Eurand Italy), Mario Crovetto (Eurand Italy), Manya Deehr (Eurand Pharmaceuticals, Inc.), John Fraher (Eurand, Inc.), and Ruth Thieroff-Ekerdt, M.D. (Eurand Pharmaceuticals, Inc.), pursuant to which the executive will be entitled to receive a series of bonus payments should the executive continue in employment through certain specified dates. The amount of each bonus payment shall be calculated as a percentage of an amount equal to one times the sum of the executive’s base salary and target annual bonus (the “Retention Bonus Amount”). Subject to the executive’s continued employment through the applicable payment date, the executive will receive a lump sum cash payment of the following amounts on the specified payment dates: (i) 40% of the Retention Bonus Amount will be paid to the executive on the first to occur of (A) December 31, 2010 or (B) the date of a change in control (the “First Retention Date”), (ii) if a change in control occurs on or prior to November 30, 2011, 25% of the Retention Bonus Amount will be paid to the executive on the date of a change in control (the “Second Retention Date”) and 35% of the Retention Bonus Amount will be paid to the executive on the six-month anniversary of the consummation of a change in control (the “Third Retention Date”), and (iv) an additional amount equal to 40% of the Retention Bonus Amount will be paid to the executive on the first to occur of (A) October 31, 2011 or (B) the date of a change in control (the “Fourth Retention Date”). For purposes of amounts to be paid under (ii) above, if no change in control has occurred by November 30, 2011 and the Company is in active negotiations with respect to a change in control, the November 30, 2011 date may be extended. If, prior to the First Retention Date, the executive’s employment is terminated by the Company without “cause” (as defined in the

Retention Agreements), the executive will be paid the bonus amount that would otherwise have been paid on the First Retention Date on the next regular payroll date immediately following the date of termination. If, following the First Retention Date, but prior to the Second Retention Date or Third Retention Date, as applicable, the executive’s employment is terminated by the Company without cause, the executive will be paid any bonus amount not paid to the executive as of the date of such termination on the next regular payroll date immediately following the date of termination. Finally, if, prior to the Fourth Retention Date, the executive’s employment is terminated by the Company without cause, the executive will be paid the bonus amount that would otherwise have been paid on the Fourth Retention Date on the next regular payroll date immediately following the date of termination. If a bonus amount to be paid to the executive would be subject to an excise tax under the “parachute payment” rules of sections 280G and 4999 of the Internal Revenue Code, such amount will be reduced to the amount necessary to avoid the excise tax, but only if the executive will receive a greater net after-tax amount with the reduction than the executive would receive without the reduction. Copies of the Retention Agreement for each of Jean-Louis Anspach, Robert Becker, Mario Crovetto, Manya Deehr, John Fraher, and Ruth Thieroff-Ekerdt, M.D. are Exhibits (e)(2)(G), (e)(2)(H), (e)(2)(I), (e)(2)(J), (e)(2)(K), and (e)(2)(L) to this Schedule 14D-9 and are incorporated herein by reference. Copies of the amendments to the Retention Agreement for each of Jean-Louis Anspach, Robert Becker, Mario Crovetto, Manya Deehr, John Fraher, and Ruth Thieroff-Ekerdt, M.D. are Exhibits (e)(2)(M), (e)(2)(N), (e)(2)(O), (e)(2)(P ), (e)(2)(Q), and (e)(2)(R) to this Schedule 14D-9 and are incorporated herein by reference.

The following table provides information regarding cash amounts that may be paid, or the value of benefits that may be provided, to the executive officers in respect of lump-sum payments, other than accrued or unpaid salary, that may be provided if a qualifying termination of employment occurs, under the CIC Agreements or the Retention Agreements. None of the executives would be entitled to medical, dental and other insurance benefits or personal benefits if a qualifying termination of employment occurs under the CIC Agreements or the Retention Agreements or upon consummation of the Contemplated Transactions. None of the executives would be entitled to a “gross-up” payment for any excise tax liability under Section 4999 of the Internal Revenue Code. For purposes of this table, it is assumed that the qualifying event occurs on January 20, 2011:

Executive Officer	Lump Sum Payment

Jean-Louis Anspach	$1,105,069
Robert Becker	€649,523
Mario Crovetto	€336,224
Manya Deehr	$1,185,474
John Fraher	$1,063,608
Ruth Thieroff-Ekerdt, M.D.	$1,064,078

For clarification purposes, the lump sum payments amounts do not include any amounts expected to be paid prior to Closing. Specifically, the table excludes the first retention payment to be made on December 28, 2010 in an amount equal to 40% of the sum of each executive’s base salary plus target annual bonus.

For Mr. Anspach, Ms. Deehr, Mr. Fraher, and Dr. Thieroff-Ekerdt, the above lump sum amounts represent: (a) one times the executive’s base salary plus target annual bonus which is payable under the executive’s Retention Agreement, (b) one times the executive’s base salary plus target annual bonus which is payable under the CIC Agreement, (c) one-half of the executive’s base salary which is payable under the CIC Agreements in return for the executive’s agreement to be bound by certain restrictive covenants, including a noncompete requirements, and (d) an amount equal to the after-tax premium cost that executive would have to pay to continue to receive medical and dental benefits under the Company’s health benefits.

For Mr. Becker, the above lump sum amounts represent: (a) one times the executive’s base salary plus target annual bonus which is payable under the executive’s Retention Agreement, (b) one times the executive’s base salary plus target annual bonus which is payable under Mr. Becker’s CIC Agreement, and (c) an amount equal to the after-tax premium cost that would have to be paid in order for the executive to continue to receive medical and dental benefits under the Company’s health benefits.

For Mr. Crovetto the above lump sum amounts represent one times Mr. Crovetto’s base salary plus target annual bonus which is payable under the executive’s Retention Agreement.

Employee Benefit Matters

Pursuant to the terms of the Purchase Agreement, the Company and Buyer have agreed to provide certain benefits to employees of the Company and its subsidiaries immediately prior to the Closing who remain employed with Buyer or a subsidiary of Buyer (the “Assumed Employees”).

These benefits include, among other things, (i) providing compensation and employee benefits (excluding equity or other incentive compensation) substantially comparable to those received by the Assumed Employees prior to the Closing for a period of at least one year, (ii) crediting past service with the Company for certain purposes under employee benefit plans of Buyer or its subsidiaries, (iii) the waiver of pre-existing condition limitations and waiting periods under certain benefit plans, and (iv) certain bonus payments under the Company’s MBO Bonus Program for eligible Assumed Employees. The foregoing summary of the terms of the Purchase Agreement relating to the provision of certain benefits to the Assumed Employees does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement. A conformed copy of the Purchase Agreement is Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Eurand is organized under the laws of The Netherlands. As permitted by the laws of The Netherlands and as provided in the Company’s articles of association, Eurand indemnifies and holds its directors harmless against all claims and suits brought against them, subject to limited exceptions. Under the Company’s articles of association, to the extent allowed by law, the rights and obligations among or between the Company, any of the Company’s current or former directors, officers and employees and any current or former shareholder are governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above.

The Company has entered into indemnification agreements with certain of its officers, directors and key employees. In addition, Eurand maintains insurance on behalf of its directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Under the Purchase Agreement, Parent and Buyer have agreed that all indemnification provisions set forth in the articles of association of the Company shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who, at or prior to the Closing, were directors, officers or key employees of the Company or any of its subsidiaries, unless required by applicable laws, for a period of six years from and after the date of the Closing. However, in no event is the Company required to expend pursuant to the relevant provisions of the Purchase Agreement more than an amount equal to 250% of current annual premiums paid by the Company for such insurance. Under the Purchase Agreement, Buyer and the Company shall jointly and severally, to the fullest extent permitted under applicable laws, indemnify, defend and hold harmless, each present and former director, officer or key employee of the Company or any of its subsidiaries, in connection with liabilities, claims or damages arising out of or pertaining to the Purchase Agreement or the Offer, among other things. The foregoing summary of the indemnification terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

The Board recommends that you accept the Offer and tender your Shares into the Offer. After careful consideration by the Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, at a meeting held on November 30, 2010, the Board, acting upon the unanimous recommendation of the Special Committee, among other things:

(i) determined that the Purchase Agreement and the Contemplated Transactions, including the Offer, are fair to, and in the best interests of the Company, the Company’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by the Company and its subsidiaries;

(ii) duly approved and declared advisable the Purchase Agreement and the Contemplated Transactions, including the Offer, and the entering into of the transaction and the signing of the Purchase Agreement by the Company;

(iii) recommended that the shareholders of the Company accept the Offer and tender their Shares to Buyer pursuant to the Offer; and

(iv) authorized the execution, delivery and performance of the Purchase Agreement and the Contemplated Transactions.

A letter to the Company’s shareholders communicating the Board’s recommendation is Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer.

During the first week of April 2010, Simon Turton, a member of the Board and a representative of Warburg, was approached by an investment banking firm on behalf of a company (“Party A”), to express Party A’s interest in discussing potential longer term relationships with Eurand. On April 15, 2010, following such approach, Dr. Turton and Jonathan Cosgrave, a member of the Board and a representative of Warburg, met with representatives from Party A, including Party A’s chief financial officer and head of corporate development. At such meeting, Party A’s management team presented an overview of Party A’s operations and indicated that they were interested in potentially acquiring Eurand.

On April 19, 2010, Dr. Turton communicated to Mr. Faherty the information presented by Party A’s management team and the fact that they had expressed an interest in potentially acquiring Eurand, and on April 26, 2010, the Board held a telephonic meeting to discuss Party A’s interest in acquiring Eurand. The Board authorized Mr. Faherty to continue discussions with Party A.

During an investor conference on May 3-5, 2010 in Boston, Massachusetts, Mr. Faherty met with the senior management team of another company (“Party B”), at which there was discussion of potential business development opportunities with Eurand. During those discussions, the chief executive officer of Party B raised the possibility of Party B acquiring Eurand.

On May 12, 2010, the Board held an in-person meeting, during which Mr. Faherty reported to the Board Party B’s potential interest in business development opportunities with and its potential interest in an acquisition of Eurand. The Board determined that Eurand should continue business development discussions with Party B. The Board was further advised by Mr. Faherty that on the basis of the approaches from Party A and Party B, Goldman Sachs International (“GSI”) was contacted by Dr. Turton to assist the Company in its assessment of the Party A and Party B approaches and to explore Eurand’s other potential strategic alternatives. At this meeting Dr. Turton also reported to the Board that Party A had communicated to him on May 11, 2010 that it wished to withdraw its interest in pursuing a potential acquisition of Eurand. Party A had not received any confidential or non-public information from Eurand prior to withdrawing interest and the parties had not entered into a confidentiality agreement

On June 11, 2010, the Board held a telephonic meeting, at which Dr. Turton reported that GSI was of the view that other third parties might have an interest in acquiring Eurand. The Board extensively discussed these issues, including the factors that might make Eurand attractive to strategic acquirers at that time, and approved further exploration of a potential sale process as well as the other strategic alternatives available to Eurand. The Board also formally approved engaging GSI as Eurand’s financial advisor to assist the Company with the potential pursuit of possible strategic alternatives, including exploring the possibility of initiating a sale process. In addition, the Board authorized GSI to contact a number of third parties to gauge their interest in a potential acquisition of Eurand.

Beginning the week of June 14, 2010, GSI contacted a number of third parties to gauge their interest in a potential acquisition of Eurand. In total, 24 parties were contacted, including potential strategic acquirers in the U.S., Europe and Japan.

On June 15, 2010, representatives of GSI contacted representatives of Axcan regarding a potential strategic transaction.

On July 2, 2010, the Board held a telephonic meeting, at which the Board reviewed and reflected upon an outline and illustrative timetable for a potential sale process prepared by GSI, and also approved a letter for the formal engagement of GSI.

On July 5, 2010, Party B was contacted by GSI, but indicated that it wished to withdraw its interest in pursuing a potential acquisition of Eurand. Party B had not received any confidential or non-public information from Eurand prior to withdrawing interest and the parties had not entered into a confidentiality agreement.

On July 6, 2010, following initial contact by GSI, Eurand entered into a confidentiality agreement with another company (“Party C”), and on July 16, 2010 Mr. Faherty and Mario Crovetto, the Chief Financial Officer of Eurand, met with representatives from Party C to provide preliminary due diligence information (including a management presentation). On July 8, 2010, following initial contact by GSI, Eurand entered into a confidentiality agreement with another company (“Party D”), and on July 20, 2010 Mr. Faherty and Mr. Crovetto met with representatives from Party D to provide preliminary due diligence information (including a management presentation).

On July 13, 2010, following initial contact by GSI, Eurand entered into a confidentiality agreement with TPG and Axcan Pharma (Axcan Pharma, together with TPG, “Axcan”), and on July 14, 2010 Mr. Faherty and Mr. Crovetto met with representatives from Axcan to provide preliminary due diligence information (including a management presentation).

On July 22, 2010, representatives of Axcan responded to the management presentation with written questions for Eurand’s senior management.

On July 28, 2010, the Board held a telephonic meeting to review the status of the Company’s strategic options. At the meeting, Mr. Faherty reported that Party C, Party D and Axcan had expressed interest in pursuing a potential acquisition of Eurand, and that initial meetings had been held between each of these three parties and Mr. Faherty and Mr. Crovetto. The Board instructed GSI to contact the three interested parties to request non-binding proposals regarding an acquisition of Eurand.

On July 29, 2010 representatives of Eurand responded in writing to the questions representatives of Axcan had submitted.

On August 2, 2010, GSI delivered letters to each of Party C, Party D and Axcan detailing Eurand’s requested process for acquisition proposals and asking them to submit a preliminary, non-binding indication of interest by 5:00 p.m. (CET) on August 19, 2010.

On August 10, 2010, Party C communicated to GSI that it wished to withdraw its interest in pursuing a potential acquisition of Eurand. After it was confirmed that Party C was not interested in an acquisition of the Company as a whole, Party C was contacted by GSI regarding the possibility of a potential product acquisition only. However, Party C indicated to GSI on August 24, 2010 that it did not wish to pursue a potential product acquisition.

On August 19, 2010, Axcan delivered a non-binding expression of interest in acquiring Eurand at a purchase price of $11.00 — $11.75 per share. Eurand also received a verbal non-binding expression of interest from Party D regarding a potential product acquisition, but this other party was not interested in an acquisition of the Company as a whole.

On August 26, 2010, the Board held a telephonic meeting, at which Mr. Faherty informed the Board of the receipt of the non-binding proposals from Axcan (for a potential acquisition of Eurand as a whole) and Party D (for a potential product acquisition). GSI summarized the terms of Axcan’s proposal for the acquisition of Eurand. Following discussion by the Board, GSI summarized Axcan’s financing plan for such acquisition as reflected in Axcan’s proposal. The Board authorized GSI to seek further clarification from Party D regarding the terms on which they might be interested in pursuing a product acquisition. Prior to making a determination as to next steps with respect to Axcan’s proposal, the meeting was adjourned to allow GSI to prepare materials discussing potential responses to Axcan’s proposal.

On August 30, 2010, the Board reconvened telephonically. GSI summarized the materials they had prepared regarding potential responses to Axcan’s proposal. Following discussions, the Board authorized GSI to communicate to Axcan that it would be invited to participate in the second round of the sale process, but to emphasize the

Board’s desire to have Axcan make their price range more compelling. GSI was also directed to request greater clarity from Axcan regarding its ability to finance a potential acquisition of Eurand.

On September 1, 2010, Manya Deehr, Chief Legal Officer of Eurand, contacted Morgan, Lewis & Bockius LLP, legal counsel for Eurand (“Morgan Lewis”), in connection with the process and the evaluation of Axcan’s proposal. On this date, Axcan provided Eurand and GSI with an initial due diligence request list, which Axcan supplemented numerous times in the weeks following. Ms. Deehr generated a data room and provided access to Eurand representatives on September 5, 2010.

Following September 3, 2010, after having held further discussions with GSI, Party D did not proceed with regards to a potential product acquisition.

On September 7, 2010 representatives of GSI distributed final bid instructions to representatives of Axcan. The letter indicated that the final bid deadline would be 5:00 p.m. (CET) on October 7, 2010 and should include such information as total consideration, comments on the Purchase Agreement and confirmation of sources of funding.

On September 13, 2010, Eurand began to make available to Axcan and its representatives financial, operational and legal due diligence documents and information through an online data room. Representatives of Axcan promptly commenced a due diligence review of Eurand. On September 13, 2010, TPG, Axcan Pharma and Eurand executed a side letter regarding the confidentiality agreement to provide that certain provisions would not apply to potential debt financing sources.

On September 14, 2010, Mr. Faherty gave a live presentation in Boston, Massachusetts to representatives of Axcan, with representatives of GSI also present. Mr. Faherty outlined a revised business plan and other information regarding Eurand’s pharmaceutical technologies and manufacturing facilities.

On September 20, 2010, representatives of Axcan delivered a due diligence request list to Eurand. The due diligence request list included topics relating to corporate information, financial information, taxes, intellectual property, HR, legal information, products and other matters.

On September 22, 2010, representatives of Axcan, including financial and regulatory advisors, met with several members of Eurand’s senior management in Milan, Italy as part of their due diligence investigation of Eurand. In conjunction with the September 22, 2010 meeting, representatives of TPG and Axcan toured the Company’s manufacturing facilities in Milan. During the two weeks thereafter, members of Eurand’s senior management provided responses to Axcan’s due diligence requests and participated in telephonic meetings at which representatives from Axcan, Eurand, Morgan Lewis and GSI were present.

During the last week in September, GSI and Axcan had informal discussions to extend the bid deadline.

On September 27, 2010, Eurand made available to Axcan and its representatives initial drafts of the Purchase Agreement and the Warburg Tender Agreement.

On September 30, 2010, members of Eurand senior management met with representatives from Axcan in Milan, Italy, to present additional due diligence information. Bank of America Merrill Lynch and PricewaterhouseCoopers joined in discussions via telephone.

On the evening of October 18, 2010, Axcan delivered to GSI a non-binding proposal letter, a revised draft of the Purchase Agreement, a revised draft of the Warburg Tender Agreement, and debt and equity financing commitment letters. The proposal letter contemplated a cash offer price per share of $11.50.

On October 20, 2010, the Board held a telephonic meeting to review the current status of the proposed sale transaction with Axcan. At the meeting, Morgan Lewis highlighted substantive issues presented by Axcan’s revisions to the draft Purchase Agreement and the related proposal documents submitted by Axcan. In addition, NautaDutilh N.V., Dutch legal counsel for Eurand (“NautaDutilh”), provided the Board with an overview of its fiduciary duties with respect to the review of the proposal, and GSI discussed with the Board a preliminary financial analysis of Eurand.

On October 21, 2010, the Board held a telephonic meeting, at which the Board discussed the merits of and risks associated with Axcan’s proposal, and identified certain key issues with respect to Axcan’s proposal. Mr. Faherty and Dr. Turton were directed to communicate these key issues, through GSI, to representatives for Axcan, which included, among other items, the Board’s interest in (i) excluding events relating to Axcan’s Ultrase® or Ultresatm products from the definition of a “material adverse effect” on the Company in light of the commercial relationships between Axcan and Eurand with respect to Ultrase®, (ii) receiving a higher termination fee payable by Axcan to the Company, (iii) including express language in the Purchase Agreement regarding Axcan’s covenant to consummate the Offer through the use of its bridge financing irrespective of whether the bond financing contemplated by its debt financing commitment letters has been consummated, and (iv) the obligations of Axcan with respect to receipt of regulatory and competition approvals.

On October 22, 2010, GSI communicated key issues in the Purchase Agreement to Axcan, and their proposal with respect thereto.

On October 26, 2010, representatives of Morgan, Lewis and representatives of Ropes & Gray LLP, legal counsel for Axcan (“Ropes”) and Cleary, Gottlieb, Steen & Hamilton LLP (“Cleary Gottlieb”) participated in a telephone conference regarding the antitrust provisions of the Purchase Agreement.

On October 27, 2010, the Board held a telephonic meeting, at which GSI presented Axcan’s responses to each of the key issues previously identified by the Board. In addition, outside the presence of GSI, Morgan Lewis provided an overview of its ongoing risk analysis with respect to the proposed transaction between Axcan and the Company, and the obligations of Axcan and Eurand with respect thereto in the Purchase Agreement.

On November 1, 2010, Morgan Lewis delivered a revised draft of the Purchase Agreement and comments to Axcan’s debt financing commitment letters to Ropes.

On November 3, 2010, the Board held an in-person meeting at which Morgan Lewis provided an overview of its ongoing risk analysis, and the Board determined that Mr. Faherty should approach Axcan and negotiate certain key issues relating to deal certainty and value. Mr. Faherty, Dr. Thieroff-Ekerdt, Ms. Deehr, Mr. Crovetto and Mr. Anspach discussed with the Board the status of discussions with a third party regarding a potential acquisition of a Phase III product.

On November 4, 2010, Mr. Faherty and Dr. Turton had a conference call with Todd Sisitsky, chairman of Axcan and managing director of TPG, during which Mr. Sisitsky communicated to Mr. Faherty and Dr. Turton that Axcan was prepared to increase its offer price per share from $11.50 to $11.62, and proposed certain additional terms, including with respect to the termination fee provisions contained in the Purchase Agreement.

On November 5, 2010, Ms. Deehr, Morgan Lewis and Willkie Farr & Gallagher LLP, legal counsel for Warburg (“Willkie Farr”), had a discussion with Ropes regarding key issues requiring resolution in the draft Purchase Agreement, including points relating to deal certainty and the allocation of risk between the parties.

On November 8, 2010, Ropes delivered to Morgan Lewis and Willkie Farr a list of key issues requiring resolution in the draft Purchase Agreement.

On November 10, 2010, Mr. Faherty and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky communicated to Mr. Faherty and Dr. Turton that Axcan was prepared to increase the termination fee payable by Axcan to the Company under certain circumstances.

On November 11, 2010, Mr. Faherty and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky communicated to Mr. Faherty and Dr. Turton that, at the request of Mr. Faherty, Axcan was prepared to increase their offer price per share from $11.62 to $12.00, and proposed a termination fee equal to $50 million payable by Axcan to the Company in the event that antitrust clearance is not obtained under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

On November 12, 2010, the Board held a telephonic meeting, at which Mr. Faherty updated the Board on the discussions that he and Dr. Turton recently had with representatives for Axcan. Mr. Faherty reported that Axcan had proposed a $50 million termination fee payable to Eurand in the event that antitrust clearance was not obtained under the HSR Act and that Axcan had increased its offer price per share to $12.00. During this meeting, Mr. Faherty indicated to the Board that he intended to provide notice and resign from his position as Chief Executive Officer and Chairman of the Board if and at the time a definitive transaction agreement was entered into. At the conclusion of a discussion on these developments, the non-executive members of the Board (the “NEDs”) agreed to shortly thereafter hold an executive session of the Board among the NEDs.

On November 14, 2010 the NEDs held a telephonic meeting during which the NEDs discussed key transaction terms and unanimously expressed their support for continuing negotiations with Axcan. The NEDs also discussed Mr. Faherty’s comments at the November 12, 2010 Board meeting that he intended to resign, and authorized Dr. Turton to advise Mr. Faherty of the NEDs’ preference that Mr. Faherty remain as Chief Executive Officer through the potential transaction closing date. At a subsequent telephonic meeting of the NEDs on November 16, 2010, Dr. Turton reported that he had advised Mr. Faherty of the NEDs’ preference, but Mr. Faherty reiterated his intention to resign if and at the time a definitive transaction agreement was entered into.

On November 17, 2010, the NEDs held a telephonic meeting, at which the NEDs discussed possible candidates to succeed Mr. Faherty as Chief Executive Officer in the event that he were to resign. The NEDs agreed that Mr. John Fraher, the current Chief Commercial Officer of the Company, may be an appropriate person to lead the Company through the closing date of the potential transaction with Axcan were Mr. Faherty to resign. The NEDs also discussed the potential formation of a committee of directors composed solely of the NEDs. The NEDs agreed that a special committee would benefit the overall negotiation process. The NEDs also agreed to engage legal counsel to advise any committee of the NEDs, and authorized Angelo Malahias, an independent NED, to explore legal counsel and other advisory options.

On November 17, 2010, Ms. Deehr contacted Sullivan & Cromwell LLP (“S&C”) at Mr. Malahias’s request to discuss whether S&C would be able to represent certain NEDs, including Mr. Malahias. After performing its conflict check procedures, on November 17 and 18, S&C advised Ms. Deehr, representatives of Morgan Lewis and NautaDutilh, that S&C would be in a position to accept the assignment but that the Company should be aware that from time to time S&C represents, has represented and may in the future represent Warburg in connection with unrelated matters. Ms. Deehr reviewed the potential conflicts of interest situation with NautaDutilh and determined that NautaDutilh could represent both the Company and the special committee. On November 19, 2010, NautaDutilh advised Mr. Malahias, Ms. Deehr, and S&C that, because of Warburg’s position as the owner of a majority of the Company’s shares and potential conflicts of interest of certain members of the Board, that it would be appropriate under Dutch law to form a special committee of the Board composed only of independent, non-executive members, for such committee to hire independent financial advisors and to grant the directors on such committee the authority and the right to review all of the Company’s strategic alternatives, including Axcan’s proposal, and the exclusive right to approve or reject such proposal.

On Saturday, November 20, 2010, NautaDutilh, Morgan Lewis, Ms. Deehr, the Company’s Chief Legal Officer, S&C, and the NEDs held a conference call to discuss NautaDutilh’s advice regarding the formation of a special committee and their ability to qualify as independent members of a special committee. Each of the three directors then reviewed with representatives of S&C or NautaDutilh over the weekend their ability to serve as independent directors.

From November 12, 2010 through November 20, 2010, representatives of Axcan participated in calls with representatives of GSI and Eurand.

On November 21, 2010, Ropes distributed a revised draft of the Purchase Agreement to the Company and Morgan Lewis, and Ropes, Ms. Deehr and Morgan Lewis discussed the projected signing. Also, the Compensation Committee of the Board (the “Compensation Committee”) met to address employee retention plans and adopted amendments to the Retention Agreements.

On November 22, 2010, the Board held a telephonic meeting, at which the Board appointed Messrs. Malahias, Classon and Jenkins, being the independent non-executive members of the Board, as a special committee of the Board (the “Special Committee”). The Special Committee was delegated the authority to hire its own legal and financial advisors, explore, review and evaluate all available strategic alternatives for Eurand, and report to the Board its recommendations with respect thereto. The Board also resolved that any decision to accept or reject the Axcan’s proposal would be taken at the recommendation of the Special Committee. In addition, NautaDutilh and S&C reviewed the relationships of their firms with Warburg and TPG and were selected as Dutch and U.S. counsel to the Special Committee.

On November 22, 2010, Angelo Malahias contacted Jefferies International Limited (“Jefferies”) concerning a potential engagement of Jefferies as a financial advisor to the Special Committee in connection with the Contemplated Transactions. Jefferies accepted the assignment on November 23, 2010, and the engagement was memorialized in an engagement letter dated November 27, 2010.

Also on November 22, 2010, the Special Committee requested additional financial and other information from Eurand management regarding potential strategic alternatives other than the potential Axcan purchase, including a potential acquisition transaction and the potential for developing a European sales force to market ZENPEP® as well as additional information on the potential implications on the Company’s performance of potential delays in the approval of Ultrase® and potential changes in ZENPEP®’s market position.

On November 22, 2010, Ms. Deehr, Morgan Lewis, Ropes, Willkie Farr and Cleary Gottlieb discussed high level issues on the Purchase Agreement.

On November 23 and 24, 2010, Axcan met individually with each of Ms. Deehr, Mr. Fraher, Dr. Thieroff-Ekerdt, Dr. Becker and Mr. Anspach in New York, New York, to express Axcan’s desire to retain such employees after the Closing.

On November 23 and 24, 2010, Ms. Deehr and representatives from Morgan Lewis, Willkie Farr, S&C and Ropes met at Morgan Lewis’ offices in New York, New York to negotiate the Purchase Agreement and related agreements. During such time, discussions included details of the structure of the proposed transaction, the scope of the representations, warranties and covenants contained in the draft of the Purchase Agreement, the conditions under which Axcan would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, and the amounts of the termination fees contemplated by the draft Purchase Agreement, and Axcan’s request that if the minimum condition was not satisfied, then Axcan should be able to unilaterally waive such condition. In connection with the discussion of the structure of the proposed transaction, the parties discussed the Dutch withholding taxes that might apply to the payment of the $12.00 per share to non-tendering shareholders of the Company after the consummation of the tender offer. Representatives of the Special Committee requested that Axcan provide for an extended subsequent offering period so that in the event that any shareholder of the Company determined that the offer was not in its interest, such shareholder would not nevertheless feel obligated to tender its shares to avoid the risk of withholding taxes in the event that the offer was successful.

In addition, on November 23, 2010, Mr. Faherty confirmed to representatives of the Special Committee that if the Company were to enter into a transaction with Axcan, he would resign from the Company. After reviewing Mr. Faherty’s position with the Special Committee, the Special Committee requested that prior to authorizing the Company’s employees to provide Axcan further due diligence information or further negotiate the Purchase Agreement, that GSI confirm Axcan’s willingness to proceed with a transaction even if Mr. Faherty were to resign in connection therewith. Upon learning on November 23, 2010 that the Chief Executive Officer intended to resign, representatives of Axcan confirmed Axcan’s desire to proceed with a transaction notwithstanding the Chief Executive Officer of Eurand’s potential resignation.

On November 24, 2010, Axcan’s representatives agreed to provide for a subsequent offering period but continued to request that (i) Axcan have a unilateral right to waive the minimum condition and (ii) the Company be required to pay Axcan a termination fee if such minimum condition was not achieved.

On November 25, 2010, the Special Committee and its legal and financial advisors held a conference call with Mr. Faherty to better understand his views with respect to strategic alternatives that might be available to the Company, including a potential acquisition transaction as well as the proposed transaction with Axcan, the Company’s prospects, pipeline and its own internal forecasts, the auction process, the price being offered by Axcan and Mr. Faherty’s desire to resign if the transaction with Axcan were entered into and the management of the Company going forward if he were to resign; a conference call with the Board members affiliated with Warburg to better understand their views on similar matters; a conference call with representatives of GSI to better understand the auction process to date, including the feedback of the parties contacted, the price being offered by Axcan, the Company’s projections and the development thereof, analysts’ expectations with regard to the future financial performance of the Company, some of which were significantly more optimistic than the Company’s own forecasts, and their views as to the management of the Company if Mr. Faherty were to resign; and a conference call with Kekst and Company, the Special Committee’s communications advisor as to the challenges associated with transactions where the CEO announced his resignation simultaneously with the announcement of the transaction. The Special Committee then considered the various views expressed and requested further information from the Company as to its potential strategic alternatives. Also on November 25, 2010, Morgan Lewis distributed to Ropes a revised draft of the Purchase Agreement and on November 26, 2010, the Company provided Jefferies access to the data room and responded to certain diligence inquiries.

On November 26, 2010, the Special Committee and its advisors reviewed with Jefferies the work that Jefferies had performed to date in analyzing the Company, the Company’s financial projections, analyst forecasts, potential strategic alternatives, and the potential transaction with Axcan. On the morning of November 27, 2010, the Special Committee (on separate conference calls) reviewed in detail with Mr. Faherty, Mr. Crovetto and GSI the Company’s other strategic alternatives, including a potential acquisition transaction, the potential for developing a European sales force to market ZENPEP®, potential delays in the approval of Ultrase®, potential changes in ZENPEP®’s market position, and the potential impact of these alternatives on the Company’s forecasts. The Special Committee also discussed the development of the Company’s financial projections with Mr. Crovetto, GSI and Jefferies. During the Special Committee’s conference call with Mr. Faherty, Mr. Faherty discussed his views on each of the strategic alternatives and whether he would desire to continue to stay on as CEO under each alternative and, were he to leave the Company, who would be best positioned to assume his responsibilities. The Special Committee then had a conference call with Mr. Fraher, the Company’s Chief Commercial Officer, as to his views on the proposed transaction with Axcan, and his willingness to assume the CEO role in the event such transaction was entered into. Also on the evening of November 27, 2010, Jefferies made an initial presentation to the Special Committee regarding its analysis of the price being offered by Axcan and the financing thereof. On November 28, 2010, representatives of Jefferies discussed with the Special Committee Jefferies’ presentation regarding its analysis of the proposed transaction with Axcan, certain differences between the Company’s projections and analyst forecasts, various analyses of the offer price, and a review of Axcan’s debt profile were the transaction to be consummated. Also on November 28, 2010, representatives of Morgan Lewis discussed with the Special Committee their analysis of the way in which the Federal Trade Commission would review the proposed combination, and representatives of Morgan Lewis and Ms. Deehr discussed their review of the proposed Purchase Agreement with Axcan, including the various representations, warranties, covenants and closing conditions related to the Company. On November 28 and 29, 2010, the Special Committee reviewed with Ms. Deehr and William Newbould, the Company’s Vice President of Investor Relations, the Company’s disclosure and communications policies, practices and history in order to assure itself that it had all the information with respect to the Company that any financial analysts had been provided. On November 29, 2010, the Special Committee discussed with Ms. Deehr and Mr. Fraher the proposed retention arrangements being negotiated with Axcan, discussed with the Company’s financial advisor, GSI, its financial analysis of the proposed transaction and the auction process.

Concurrently, from November 26 through November 30, 2010, representatives from Eurand, Axcan, Morgan Lewis, Willkie Farr, NautaDutilh, S&C, Ropes and Cleary Gottlieb had a series of discussions relating to key open issues on the draft Purchase Agreement, including items with respect to the structure of the transaction, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, termination events and the amounts of the termination fees contemplated by the draft Purchase Agreement and the circumstances under which they would be paid. During such period of time, (i) each of Ropes and Morgan Lewis distributed revised drafts of the Purchase Agreement and (ii) Axcan negotiated tender agreements with each of Warburg and Mr. Faherty. On November 29, 2010, in response to prior requests from representatives of the Special Committee, Axcan agreed that the minimum condition would be set at 80% to assure that a majority of the shareholders other than Warburg and management would need to tender their shares for the tender offer to be successful, to drop Axcan’s request to be able to unilaterally waive the minimum condition, and to drop Axcan’s request to be paid a break fee if the minimum condition were not achieved. On November 30, 2010, representatives of the Special Committee requested that the break fee of $25 million to be paid to the Company upon certain events be increased to $35 million, and Axcan agreed to increase such break fee to $30 million.

Over the course of November 27 through 29, 2010, members of the Compensation Committee finalized the Separation Agreement during discussions with Mr. Faherty and submitted it to the Special Committee for approval on November 30, 2010.

On November 30, 2010, the Special Committee held a telephonic meeting to consider the proposed transaction. Representatives from NautaDutilh, S&C, Jefferies and GSI also attended the meeting. Dutch counsel reviewed the role of the Special Committee in evaluating the potential transaction with Axcan and deciding whether or not to recommend it to the Board. Representatives of Jefferies then discussed the presentation prepared by Jefferies that had been presented to the Special Committee on November 28, 2010 and updates thereto, and after responding to questions from the Special Committee, rendered an oral opinion, subsequently confirmed in writing, to the effect that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, that (a) the Offer Price to be paid in the Offer is fair, from a financial point of view, to the holders of the Shares other than Warburg and its affiliates, and (b) the Business Purchase Price (as defined below) to be paid in the Asset Sale is fair, from a financial point of view, to Eurand. The representatives of GSI then discussed the presentation that GSI had prepared for the Board, including, among other items, a financial analysis of the transaction performed by GSI. The Special Committee then discussed factors and risks to consider in evaluating the potential transaction, and in deciding whether or not to recommend to the Board that the Company enter into the potential transaction. After discussion, the Special Committee unanimously agreed to recommend to the Board that the Company enter into the potential transaction.

On November 30, 2010, the Board held a telephonic meeting to consider the proposed transaction. NautaDutilh reviewed with the Board the fiduciary duties of directors in connection with their consideration of the transaction with Axcan, Morgan Lewis reviewed with the Board the terms of the proposed Purchase Agreement, and GSI reviewed with the Board a financial analysis of the transaction and rendered to the Board an oral opinion, subsequently confirmed in writing, to the effect that, as of November 30, 2010, and based upon and subject to the factors and assumptions set forth in its written opinion, (a) the Offer Price to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement was fair from a financial point of view to such holders and (b) the amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Closing (the “Asset Purchase Price”) to be paid to Eurand for the assets and liabilities being sold to, and assumed by, the Buyer or one or more of its designees in the Asset Sale (the “Company Business”) pursuant to the Purchase Agreement was fair from a financial point of view to Eurand. Eurand’s legal and financial advisors then answered questions from the members of the Board. After discussion with NautaDutilh, the Board determined that Messrs. Faherty, Turton and Cosgrave had a potential conflict of interest in relation to the transaction and, after presenting their views on the transaction, were excused from the Board meeting and the remaining directors continued their discussion with respect to the transaction. Thereafter, the three remaining members of the Board, who also comprised the Special Committee, approved the Purchase Agreement and the transactions contemplated thereby, including the tender offer, and the entering into of the transaction and the signing of the Purchase Agreement.

The parties executed the Purchase Agreement and related documents on the evening of November 30, 2010, following the meeting of the Board, and publicly announced the transaction before the markets opened on the morning of December 1, 2010 and advised the Company’s employees of the transaction.

Reasons for the Recommendation.

In the course of reaching its determinations to approve the Offer and approve and adopt the Purchase Agreement and the Contemplated Transactions and to recommend that the Company’s shareholders accept the Offer and tender their Shares into the Offer, the Special Committee and the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer and the Contemplated Transactions, each of which the Special Committee and the Board believed supported its determinations:

Financial Considerations.  The Special Committee and the Board considered certain financial factors and benefits, including:

•	the $12.00 per share price to be paid in cash for each Share tendered in the Offer, which represents a 9.4% premium over the closing price per Share on November 30, 2010, the date that the Company signed the

Purchase Agreement, a 38.7% premium over the closing price per Share on August 19, 2010, the last closing price per Share prior to the submission of Buyer’s initial expression of interest, and a 15.1% premium over the average price per Share over the average closing market prices of the Shares over the three-month period ending November 30, 2010;

•	the form of consideration to be paid to holders of Shares in the Offer is cash, which will provide certainty of value and liquidity for the Company’s shareholders;

•	the fact that GSI, financial advisor to the Company, rendered to the Board an oral opinion, subsequently confirmed in writing, to the effect that, as of November 30, 2010, and based upon and subject to the factors and assumptions set forth in its written opinion, (a) the Offer Price to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement was fair from a financial point of view to such holders and (b) the Asset Purchase Price to be paid to Eurand for the Company Business pursuant to the Purchase Agreement was fair from a financial point of view to Eurand, and Jefferies, independent financial advisor to the Special Committee, rendered to the Special Committee an oral opinion, subsequently confirmed in writing, to the effect that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, that (a) the Offer Price to be paid in the Offer is fair, from a financial point of view, to the holders of the Shares other than Warburg and its affiliates, and (b) the Business Purchase Price to be paid in the Asset Sale is fair, from a financial point of view, to Eurand; and

•	the Special Committee’s finding that the terms and conditions of the Purchase Agreement are fair and at arm’s length and the fact that (i) the Offer is subject to an 80% minimum tender condition, which requires that a majority of the Shares held by shareholders other than Mr. Faherty and Warburg be tendered in order to achieve the successful completion of the Offer, and which may only be waived with the consent of the Special Committee, and (ii) the Purchase Agreement provides for a ten business day subsequent offering period following the successful completion of the Offer to allow those shareholders who did not tender their Shares during the Offer another opportunity to tender their Shares and receive the full Offer Price per Share without being subject to applicable withholding taxes in connection with the liquidation and dissolution of the Company and the distribution of liquidation proceeds.

Business Considerations.  The Special Committee and the Board considered certain business factors and benefits, including:

•	the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent Company. The Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, as well as the general risks of market conditions that could reduce the Company’s stock price. The Special Committee and the Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan, operations, and prospects unless the Shares were acquired for cash;

•	the combined business of the Company and Buyer is expected to result in a more effective competitor in the marketplace; and

•	the FDA’s recent decision to require additional information to consider the approval of Ultrase® given that the delay of the FDA’s decision to potentially approve Ultrase® would have a moderately negative impact to the Company’s internal stand-alone projections This is due to Eurand not generating manufacturing revenues from the production of Ultrase® for Axcan Pharma and not earning royalties from the sales of Ultrase® by Axcan Pharma and management’s view that any increase in ZENPEP® market share as a result of a delay in FDA approval or failure of the FDA to approve Ultrase® is unlikely to offset the loss of manufacturing revenues and royalties from Ultrase®.

Other Transactional Considerations.  The Special Committee and the Board considered certain transactional factors and benefits, including:

•	the terms and conditions of the Offer and the Purchase Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Purchase Agreement and the facts that (1) the conditions to the Offer are specific and limited, (2) subject to compliance with the terms and conditions of the Purchase Agreement, the Company is permitted to terminate the Purchase Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Purchase Agreement) upon the payment to Buyer of a $12,500,000 termination fee (such fee being the Company Termination Fee, as defined in the Purchase Agreement), and its belief that such termination fee was reasonable for this transaction and in the context of break-up fees that were payable in other comparable transactions, (3) the Company is entitled to receive a termination fee equal to $30,000,000 (such fee being the Buyer Termination Fee, as defined in the Purchase Agreement) in the event that (i) the conditions to the Offer have been satisfied and Buyer shall fail to consummate the Offer, or (ii) Buyer has knowingly and materially breached any of its representations, warranties, covenants or other agreements contained in the Purchase Agreement, which breach is not curable and would give rise to a failure of a condition to the Offer to be satisfied, and (4) subject to its compliance with the terms and conditions of the Purchase Agreement, the Company is entitled to receive a termination fee equal to $50,000,000 (such fee being the Nonclearance Termination Fee, as defined in the Purchase Agreement) in the event that (i) the Termination Date (as defined in the Purchase Agreement) passes, the Offer has not been consummated, and the consummation of the Offer has not received the appropriate antitrust approval, as described in the Purchase Agreement, (ii) any order of any kind issues by any governmental authority that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal and such prohibition is due to a final and nonappealable antitrust enforcement, or (iii) the conditions to the Offer, other than antitrust clearance, have been satisfied, antitrust clearance has been obtained or would have been obtained if not for Buyer’s knowing and material breach of its covenants in the Purchase Agreement with respect thereto, and the debt financing has been funded or would have been funded if not for the Buyer’s knowing and material breach of its covenants with respect thereto;

•	the fact that the Purchase Agreement and the Contemplated Transactions are the result of a lengthy sale process conducted by GSI whereby approximately 24 potentially interested parties were approached and which resulted in only one party, Buyer, making an offer;

•	the Special Committee’s careful consideration of the Purchase Agreement and the Contemplated Transactions, including its consideration of alternative transactions, and its finding that the Contemplated Transactions are fair to, and in the best interests of, the Company’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by the Company and its subsidiaries;

•	the financing of the Contemplated Transactions together with the existing debt position in Buyer is not out of the ordinary in comparison to comparable pharmaceutical companies and is not anticipated to have as an effect that the Company in going forward will not be able to make the investments necessary to fund its research and development activities and grow its business.

In the course of their deliberations, the Special Committee and the Board also considered a variety of risks and other countervailing factors related to entering into the Purchase Agreement and the transaction, including:

•	the effect of public announcement of the Purchase Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel, and the risks related to retaining management during the pendency of the transaction;

•	the restrictions that the Purchase Agreement imposes on soliciting competing proposals;

•	the restrictions that the Purchase Agreement imposes on terminating the Purchase Agreement to pursue a Superior Proposal;

•	the risk that the Contemplated Transactions are not consummated due to antitrust, financing or other issues and the resulting consequences to the Company’s shareholders;

•	the fact that the Company must pay Buyer a termination fee of $12,500,000 if the Company terminates the Purchase Agreement due to the receipt of a Superior Proposal;

•	the possibility that the termination fee and expense reimbursement payable by the Company to Buyer and the matching rights provided to Buyer may discourage other bidders and, if the Purchase Agreement is terminated, affect the Company’s ability to engage in another transaction;

•	the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its current relationships with which it has significant business relations, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other shareholders;

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. federal income tax purposes;

•	the fact that the all-cash consideration may be taxable to the holders of Shares of the Company under the laws of The Netherlands or any other jurisdiction, as applicable; and

•	the fact that the Purchase Agreement provides for the Asset Sale and the subsequent liquidation and dissolution of the Company with the aim that each holder of Shares not tendered in the Offer will be paid, by means of a liquidation distribution, cash in an amount equal to the Offer Price for each Share held, less applicable withholding taxes, which may vary depending on the location of the applicable shareholder.

The foregoing discussion of the factors considered by the Special Committee and the Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Special Committee and the Board. After considering these factors, the Special Committee and the Board concluded that the positive factors relating to the Purchase Agreement, the Offer and the Contemplated Transactions outweighed the potential negative factors. The Special Committee and the Board collectively reached the conclusion to approve the Purchase Agreement and the related transactions in light of the various factors described above and other factors that the members of the Special Committee and the Board believed were appropriate. In view of the wide variety of factors considered by the Special Committee and the Board in connection with their evaluation of the Offer and the Contemplated Transactions and the complexity of these matters, the Special Committee and the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Special Committee and the Board made their recommendations based on the totality of information presented to and the investigation conducted by them. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, and above under “Recommendation of the Board,” the Board recommends that the Company’s shareholders accept the Offer and tender their Shares into the Offer.

Opinion of Eurand’s Financial Advisors.

Opinion of Eurand’s Financial Advisor

GSI rendered its opinion the Board that, as of November 30, 2010 and based upon and subject to the factors and assumptions set forth therein, (a) the Offer Price to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement is fair from a financial point of view to such holders and (b) the Asset Purchase Price to be paid to Eurand for the Company Business pursuant to the Purchase Agreement was fair from a financial point of view to Eurand.

The full text of the written opinion of GSI, dated November 30, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is Annex I to this Schedule 14D-9 and is incorporated herein by reference. GSI provided its opinion for the information and assistance of Eurand’s Board in connection with its consideration of the Contemplated Transactions. The GSI opinion is not a recommendation as to whether or not any holder of ordinary shares should tender such ordinary shares in connection with the Offer, how any holder of ordinary shares should vote with respect to the Asset Sale or any post-closing reorganization contemplated by the Purchase Agreement (the “‘Post-Closing Reorganization Transaction”) or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, GSI reviewed, among other things:

•	the Purchase Agreement;

•	annual reports to shareholders and Annual Reports on Form 20-F of Eurand for the three fiscal years ended December 31, 2009;

•	Eurand’s Registration Statement on Form F-1, including the prospectus contained therein dated May 16, 2007 relating to the initial public offering of the ordinary shares;

•	certain interim reports to shareholders and quarterly financial information of Eurand included in Reports on Form 6-K of Eurand;

•	certain publicly available research analyst reports for Eurand;

•	certain other communications from Eurand to its shareholders; and

•	certain internal financial analyses and forecasts for Eurand prepared by its management, as approved for GSI’s use by Eurand (the “Forecasts”).

GSI also reviewed the reported price and trading activity for the ordinary shares; compared certain financial and stock market information for Eurand with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty pharma industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, GSI relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and it does not assume any responsibility for any such information. In that regard, GSI assumed with the consent of Eurand that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Eurand. With Eurand’s consent, GSI assumed for purposes of its analysis that the Buyer Note had a fair market value equal to the aggregate principal amount of the Buyer Note. GSI did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Eurand or any of its subsidiaries or the Buyer Note. GSI assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Purchase Agreement will be obtained without any adverse effect on Eurand or on the expected benefits of the transactions contemplated by the Purchase Agreement in any way meaningful to its analysis. GSI also assumed that the transactions contemplated by the Purchase Agreement will be consummated on the terms set forth in the Purchase Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

GSI’s opinion does not address the underlying business decision of Eurand to engage in the Contemplated Transactions or the relative merits of the Contemplated Transactions as compared to any strategic alternatives that may be available to Eurand; nor does it address any legal, regulatory, tax or accounting matters. GSI’s opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the Offer Price to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement and of the Asset Purchase Price to be paid to Eurand for the Company Business in the Asset Sale pursuant to the Purchase Agreement. GSI’s opinion does not express any view on, and does not address, any other term or aspect of the Purchase Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Purchase Agreement or entered into or amended in connection with the Contemplated Transactions, including, without limitation, any Post-Closing

Reorganization Transaction or any amount to be paid or distributed to holders of Shares in any Post-Closing Reorganization Transaction, the fairness of the Contemplated Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Eurand nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Eurand, or class of such persons in connection with the transaction, whether relative to the Offer Price to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement, the Asset Purchase Price to be paid to Eurand for the Company Business in the Asset Sale pursuant to the Purchase Agreement or otherwise. GSI’s opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of November 30, 2010 and GSI assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, GSI does not express any opinion as to the impact of the Contemplated Transactions on the solvency or viability of Eurand, Parent, or Buyer or the ability of Eurand, Parent or Buyer to pay their respective obligations when they come due. GSI’s opinion was approved by a fairness committee of GSI and its affiliates (together, “Goldman Sachs”).

The following is a summary of the material financial analyses delivered by GSI to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by GSI, nor does the order of analyses described represent relative importance or weight given to those analyses by GSI. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of GSI’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 30, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

GSI reviewed the historical trading prices and trading volumes of the Shares since Eurand’s initial public offering in May 2007. In addition, GSI analyzed the Offer Price in relation to the closing market price of the Shares on the Nasdaq on November 30, 2010 and the average closing market prices of the Shares on the Nasdaq over the 30-calendar day and 3-month periods ending November 30, 2010.

This analysis indicated that the Offer Price represented:

•	a premium of 9.4% based on the closing market price of the Shares on November 30, 2010;

•	a premium of 7.6% based on the average closing market prices of the Shares over the 30-calendar day period ending November 30, 2010; and

•	a premium of 15.1% based on the average closing market prices of the Shares over the 3-month period ending November 30, 2010.

Selected Companies Analysis

GSI calculated certain multiples and ratios for selected publicly traded European and U.S. specialty pharmaceutical companies, selected publicly traded companies in the business of contract pharmaceutical manufacturing and selected publicly traded drug delivery companies and compared them to similar multiples and ratios it calculated for Eurand. The selected companies were:

Specialty Pharmaceutical (European)	Specialty Pharmaceutical (United States)
• Ipsen S.A.	• Endo Pharmaceuticals Holdings Inc.
• Laboratorios Almirall SA	• The Medicines Company
• Meda AB	• Medicis Pharmaceutical Corporation
• Omega Pharma NV	• Valeant Pharmaceuticals International, Inc.
• Orion Corporation	• Warner Chilcott Public Limited Company
• Recordati S.p.A.
• UCB S.A.

Drug Delivery	Contract Manufacturing
• Acino Holding AG	• Cambrex Corporation
• Alkermes, Inc.	• Lonza Group AG
• DepoMed, Inc.	• West Pharmaceutical Services Inc.
• Durect Corporation
• Flamel Technologies, S.A.
• Halozyme Therapeutics, Inc.
• Nektar Therapeutics
• QLT Inc.
• SkyePharma PLC

Although none of the selected companies is directly comparable to Eurand, the selected companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Eurand.

For purposes of calculating the multiples and ratios for the selected companies and Eurand, GSI utilized:

•	an enterprise value for each selected company and Eurand calculated by multiplying the number of fully diluted outstanding shares of that company derived from the company’s most recent public filings or, in the case of Eurand, as provided to GSI by Eurand’s management, by that company’s closing share price on November 30, 2010, and adding to that result the amount of the company’s net debt (total debt less cash and cash equivalents) as reflected in its most recent public filings as of November 30, 2010 or, in the case of Eurand, as provided to GSI by Eurand’s management;

•	estimates of 2010 and 2011 revenue and earnings before interest, taxes and depreciation and amortization (“EBITDA”):

•	with respect to each selected company, derived from median estimates for that company published by the Institutional Brokers’ Estimate System (“IBES”) and/or estimates for that company published by selected financial analysts as of November 30, 2010, and

•	with respect to Eurand, as reflected in the Forecasts, with the 2010 EBITDA estimates adjusted at the instruction of Eurand’s management to eliminate the effect of certain one-time expenses.

Based on this information, GSI calculated and compared the following for the selected companies and Eurand:

•	Enterprise value as a multiple of estimated revenues for 2010 and 2011; and

•	Enterprise value as a multiple of estimated EBITDA for 2010 and 2011.

The results of these calculations are summarized as follows:

Enterprise Value as a multiple of:
Selected Companies	2010E Revenue	2010E EBITDA	2011E Revenue	2011E EBITDA

Specialty Pharmaceutical (Europe)
Range	1.2x − 2.6x	4.6x − 8.9x	1.2x − 2.5x	5.1x − 9.1x
Median	1.8x	7.7x	1.8x	7.0x
Specialty Pharmaceutical (U.S.)
Range	1.1x − 5.2x	4.2x − 12.5x	1.0x − 5.2x	3.8x − 10.0x
Median	3.5x	8.5x	2.6x	7.3x
Contract Manufacturing
Range	0.9x − 2.0x	4.8x − 8.7x	0.8x − 1.8x	4.1x − 8.0x
Median	1.4x	8.2x	1.4x	7.4x
Drug Delivery
Range	1.4x − 45.0x	6.6x − 8.3x	1.3x − 28.8x	5.0x − 30.1x
Median	3.7x	7.5x	3.6x	5.1x
Eurand	2.5x	22.4x	2.1x	9.9x

GSI also calculated and compared price/earnings ratios for the selected companies and Eurand utilizing each company’s closing share price on November 30, 2010 and with respect to each selected company, median estimates of the earnings per share (“EPS”) for calendar years 2010 and 2011 for that company published by IBES and/or estimates of the EPS of that company for calendar years 2010 and 2011 published by selected financial analysts as of November 30, 2010, and, with respect to Eurand, the estimated 2010 and 2011 EPS reflected in the Forecasts, with the 2010 EPS estimates adjusted at the instruction of Eurand management to eliminate the effect of certain one-time expenses.

The results of these calculations are summarized as follows:

Price/Earnings Ratio:
Selected Companies	2010E	2011E

Specialty Pharmaceutical (Europe)
Range	7.5x − 14.4x	8.5x − 15.2x
Median	11.8x	11.7x
Specialty Pharmaceutical (US)
Range	5.5x − 14.1x	5.5x − 11.6x
Median	11.6x	10.4x
Contract Manufacturing
Range	13.8x − 17.4x	11.2x − 15.5x
Median	14.2x	12.2x
Drug Delivery
Range	12.7x − 68.8x	1.3x − 45.5x
Median	40.8x	16.0x
Eurand	95.1x	24.7x

Illustrative Sum of the Parts Analysis.  GSI performed an illustrative sum-of-the-parts analysis to determine ranges of implied indicative total enterprise and total equity value for Eurand on a standalone basis and a range of implied indicative standalone values for the Shares, based on implied indicative standalone values GSI calculated for each of Eurand’s marketed products division, its pharmaceutical technologies division and its overhead. GSI calculated these implied indicative standalone values by applying selected reference ranges of valuation multiples to estimated 2011 EBITDA for each of Eurand’s marketed products division, its pharmaceutical technologies division and its overhead as reflected in the Forecasts. The reference ranges used by GSI were selected by GSI based on its experience and professional judgment, taking into account its analysis of the ranges of market multiples it calculated for the selected companies as described above under “Selected Companies Analysis”. GSI then calculated the following: a range of implied indicative total enterprise values for Eurand by adding the implied indicative standalone values it calculated for each of Eurand’s marketed products division, its pharmaceutical technologies division and its overhead; a range of implied indicative total equity values for Eurand by adding to the range of implied indicative total enterprise values the amount of Eurand’s net cash (cash and cash equivalents less total debt) as provided to GSI by Eurand management; and a range of implied indicative standalone values for the Shares by dividing this range of implied indicative total equity values by the number of Eurand’s fully diluted Shares outstanding calculated based on information provided to GSI by Eurand management. The following table presents the results of these calculations:

	Reference Range of	Implied Indicative Value
Divisions of Eurand/Applicable Value	Valuation Multiples	(millions)

Marketed Products	7.5x − 10.0x	$384 − $512
Pharmaceutical Technologies	6.5x − 8.5x	$168 − $219
Overhead	6.9x − 9.2x	$(210) − $(278)
Total Enterprise Value		$341 − $454
Total Equity Value		$406 − $518
Value Per Share		$8.42 − $10.75

Illustrative Present Value of Future Share Price Analysis.

GSI performed an analysis to derive a range of illustrative present values of theoretical future prices of the Shares. For purposes of this analysis, GSI applied selected illustrative forward price/earnings multiples ranging from 11x to 15.5x to the EPS estimates for Eurand reflected in the Forecasts for each of the fiscal years 2011 to 2013 to derive a range of theoretical future prices for the Shares as of November 30 of each of the fiscal years 2011 to 2013. The illustrative forward price/earnings multiples used by GSI were selected by GSI based on its experience and professional judgment, taking into account its analysis of the ranges of market multiples it calculated for the selected companies as described above under “Selected Companies Analysis”.

Using illustrative discount rates of 8.0% and 10.0%, reflecting an estimate of Eurand’s cost of equity, GSI discounted to November 30, 2010 the ranges it calculated of theoretical future prices for the Shares for each of the fiscal years 2011 to 2013, to derive a range of illustrative present values per Share. The results of these calculations are summarized as follows:

Illustrative Ranges of Present
Value of Future Share Prices
Fiscal Year	Per Share

2011	$6.26 − $8.99
2012	$6.97 − $10.19
2013	$7.44 − $11.08

GSI multiplied the range of future prices for the Shares for fiscal year 2013 by the number of Eurand’s fully diluted outstanding Shares calculated based on information provided to GSI by Eurand management, and subtracted from that result the amount of Eurand’s net cash (total cash and cash equivalent less total debt) as provided to GSI by Eurand management, to derive a range of illustrative enterprise values for Eurand of $294 million to $469 million.

Premia Paid Analysis.

Based on publicly available information, GSI analyzed implied premia paid in publicly announced change of control transactions involving U.S. and European target companies announced during the period beginning January 1, 2010 and ending November 30, 2010, and having transaction values greater than $100 million. None of the companies that participated in the transactions used in this analysis is directly comparable to Eurand or the transactions contemplated by the Purchase Agreement.

GSI calculated implied premia paid with respect to each of the transactions by comparing the per share acquisition price paid in the transaction to both (i) the closing share price of the target company one day prior to the announcement of the transaction and (ii) the average of the closing share prices of the target company over the 30-day period prior to the announcement of the applicable transaction. GSI reviewed the various ranges of implied premia reflected in those transactions (and the number of transactions reflected in the various ranges) and calculated the median of these implied premia with respect to transactions involving U.S. targets, with respect to transactions involving European targets and with respect to transactions involving all U.S. and European targets. The results of these calculations are summarized as follows:

	Transactions with	Transactions with
Period Prior to	U.S. Targets	European Targets	All Transactions
Announcement	Median	Median	Median

One Day	30.1%	29.7%	29.9%
30-Day Average	34.5%	34.1%	34.3%

Based on GSI’s analysis of these results and its professional judgment and experience, GSI applied reference premium ranges (i) to the closing market price of the Shares on the Nasdaq on November 30, 2010 and (ii) to the average of the closing market prices of the Shares over the 30-day period ending on November 30, 2010 to derive ranges of implied indicative prices per Share. GSI also calculated ranges of implied indicative enterprise values for Eurand by multiplying the ranges of implied indicative prices per Share by the number of Eurand’s fully diluted outstanding Shares calculated based on information provided to GSI by Eurand management, and subtracting from that result the amount of Eurand’s net cash (total cash and cash equivalent less total debt) as provided to GSI by Eurand management. The following table presents the results of this analysis:

				Implied Indicative
				Enterprise Value of
Period Prior to		Reference Premium	Implied Indicative	Eurand
Announcement	Eurand Share Price	Range	Value Per Share	(millions)

One Day	$10.97	20% − 40%	$13.16 − $15.36	$570 − $676
30-Day Average	$11.15	25% − 45%	$13.94 − $16.17	$607 − $715

Illustrative Discounted Cash Flow Analysis

GSI performed an illustrative discounted cash flow analysis using estimates of Eurand’s unlevered free cash flow based on the Forecasts. Using discount rates ranging from 7.5% to 8.5%, reflecting estimates of Eurand’s weighted average cost of capital, GSI calculated illustrative implied enterprise values for Eurand ranging from $479 million to $631 million by discounting to present value, as of November 23, 2010, estimated unlevered free cash flows for Eurand for the years 2010 through 2014 and a range of illustrative terminal values of Eurand as of the end of 2014 calculated by applying perpetuity growth rates ranging from 0.5% to 1.5% to an estimate of Eurand’s unlevered free cash flow for 2014 based on the Forecasts. GSI added Eurand’s net cash (total cash and cash equivalents less total debt), as provided to GSI by Eurand’s management, to the illustrative implied enterprise values it calculated for Eurand and divided the result by the number of Eurand’s fully diluted outstanding Shares calculated based on information provided to GSI by Eurand management to derive illustrative implied present values per Share ranging from $11.27 to $14.43 per Share.

Multiple Analysis

GSI reviewed and compared certain financial information, ratios and multiples for Eurand to corresponding financial information, ratios and multiples for the selected publicly traded European and U.S. specialty pharmaceutical companies and selected publicly traded companies in the business of contract pharmaceutical manufacturing listed above under “Selected Companies Analysis”. Although none of the selected companies is directly comparable to Eurand, the selected companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Eurand.

For purposes of calculating the multiples and ratios for the selected companies, GSI utilized:

•	an enterprise value for each company calculated by multiplying the number of fully diluted outstanding shares of that company derived from the company’s most recent public filings by that company’s closing share price on November 30, 2010, and adding to that result the amount of the company’s net debt (total debt less cash and cash equivalents) as reflected in its most recent public filings as of November 30, 2010;

•	historical revenue and EBITDA for each company for the LTM period reflected in its public filings; and

•	estimates of the future revenue and EBITDA of each company derived from median estimates for that company published by IBES and/or estimates for that company published by selected financial analysts as of November 30, 2010.

For purposes of calculating multiples and ratios for Eurand, GSI utilized:

•	an enterprise value for Eurand calculated by multiplying the Offer Price by the number of Eurand’s fully diluted outstanding Shares calculated based on information provided to GSI by Eurand management, and subtracting from that result the amount of Eurand’s net cash (total cash and cash equivalent less debt) as provided to GSI by Eurand management;

•	revenue and EBITDA for Eurand for the LTM period ended September 30, 2010, adjusted, in the case of EBITDA, at the instruction of Eurand management to eliminate the effect of certain one-time expenses; and

•	estimates of the future revenue and EBITDA of Eurand reflected in the Forecasts, adjusted, in the case of 2010 EBITDA, at the instruction of Eurand management to eliminate the effect of certain one-time expenses.

Based on this information, GSI calculated and compared the following for the selected companies and Eurand:

•	Enterprise value as a multiple of revenue for the LTM period and of estimated revenue for 2010, 2011 and 2012; and

•	Enterprise value as a multiple of EBITDA for the LTM period and of estimated EBITDA for 2010, 2011 and 2012.

The results of these calculations are summarized as follows:

Median of Selected Companies
	Specialty	Specialty
	Pharmaceuticals	Pharmaceuticals	Contract
	(US)	(Europe)	Manufacturing	Eurand

Revenue
LTM period	3.3x	1.8x	1.4x	3.0x
2010E	3.5x	1.8x	1.4x	2.7x
2011E	2.6x	1.8x	1.4x	2.3x
2012E	2.4x	1.7x	1.3x	2.1x
EBITDA
LTM period	7.6x	7.2x	8.0x	48.3x
2010E	8.5x	7.7x	8.2x	25.0x
2011E	7.3x	7.0x	7.4x	11.1x
2012E	7.1x	6.8x	6.7x	8.8x

GSI also calculated and compared price/earnings ratios for the selected companies and Eurand utilizing each company’s closing share price on November 30, 2010 and with respect to each selected company, median EPS estimates for calendar years 2010, 2011 and 2012 for that company published by IBES and/or estimates of the EPS of that company for calendar years 2010, 2011 and 2012 published by selected financial analysts as of November 30, 2010, and, with respect to Eurand, the estimated 2010, 2011 and 2012 EPS reflected in the Forecasts, with the 2010 EPS estimate adjusted at the instruction of Eurand management to eliminate the effect of certain one-time expenses.

The following table presents the results of these calculations:

Median of Selected Companies
	Specialty	Specialty
Price/Earnings	Pharmaceuticals	Pharmaceuticals	Contract
Ratio:	(US)	(Europe)	Manufacturing	Eurand

2010E	11.6x	11.8x	14.2x	104.0x
2011E	10.4x	11.7x	12.2x	27.0x
2012E	9.3x	10.8x	10.7x	19.2x

GSI also analyzed certain information relating to the following selected transactions involving target companies in the specialty pharmaceutical industry since October 2007, except as otherwise noted below (listed by acquirer / target and date of announcement):

•	Pfizer Inc. / King Pharmaceuticals, Inc. (October 2010)

•	Aspen Pharmaceuticals / pharmaceuticals division of Sigma Pharmaceuticals (August 2010)

•	Endo Pharmaceuticals Holdings Inc. / Penwest Pharmaceuticals Co. (August 2010)

•	Mylan Inc. / Bioniche Pharma Holdings Limited (July 2010)

•	Eli Lilly and Company / Alnara Pharmaceuticals, Inc. (July 2010)

•	Sanofi-Aventis SA / TargeGen Inc. (June 2010)

•	Biovail Corporation / Valeant Pharmaceuticals International (June 2010)

•	Grifols, S.A. / Talecris Biotherapeutics Holdings Corp. (June 2010)

•	Valeant Pharmaceuticals International / Aton Pharma, Inc. (May 2010)

•	Teva Pharmaceuticals Industries Ltd. / Ratiopharm GmbH (March 2010)

•	Sigma Tau Group / pharmaceutical business of Enzon Pharmaceuticals, Inc. (November 2009)

•	Onyx Pharmaceuticals, Inc. / Proteolix, Inc. (October 2009)

•	Sanofi-Aventis SA / Fovea Pharmaceuticals SA (October 2009)

•	Abbott Laboratories / Solvay Pharmaceuticals SA (September 2009)

•	LEO Pharma A/S / Peplin, Inc. (September 2009)

•	Dainippon Sumitomo Pharma Co. / Sepracor, Inc. (September 2009)

•	Warner Chilcott PLC / prescription pharmaceutical business of The Proctor & Gamble Company (August 2009)

•	Watson Pharmaceuticals, Inc. / Arrow Group (June 2009)

•	GlaxoSmithKline PLC / Stiefel Laboratories Inc. (April 2009)

•	H. Lundbeck A/S / Ovation Pharmaceuticals, Inc. (February 2009)

•	Endo Pharmaceuticals Holdings Inc. / Indevus Pharmaceuticals, Inc. (January 2009)

•	Valeant Pharmaceuticals International / Dow Pharmaceuticals Sciences, Inc. (December 2008)

•	Alapis SA / PNG Gerolymatos SA (October 2008)

•	Novartis AG / pulmonary business of Nektar Therapeutics (October 2008)

•	Valeant Pharmaceuticals International / CORIA Laboratories Ltd. (September 2008)

•	Shionogi & Co. Ltd. / Sciele Pharma, Inc. (September 2008)

•	King Pharmaceuticals, Inc. / Alpharma Inc. (August 2008)

•	Meda AB / certain European operations of Valeant Pharmaceuticals International (August 2008)

•	Teva Pharmaceuticals Industries Ltd. / Barr Pharmaceuticals, Inc. (July 2008)

•	Fresenius SE / APP Pharmaceuticals, Inc. (July 2008)

•	Stiefel Laboratories, Inc. / Barrier Therapeutics, Inc. (June 2008)

•	Sanofi-Aventis SA / Zentiva N.V. (June 2008)

•	Daiichi Sankyo Company, Limited / Ranbaxy Laboratories Limited (June 2008)

•	Fresenius Kabi (Singapore) Pte / Dabur Pharma Ltd. (90.89% Stake) (April 2008)

•	Novartis AG / Alcon Inc. (April 2008)

•	Jubilant Organosys Ltd. / DRAXIS Health Inc. (April 2008)

•	Teva Pharmaceuticals Industries Ltd. / Bentley Pharmaceuticals, Inc. (March 2008)

•	Galderma Laboratories Inc. / CollaGenex Pharmaceuticals, Inc. (February 2008)

•	3i Group PLC / Alpharma Inc. (Active Pharmaceutical Ingredients) (February 2008)

•	EKR Therapeutics, Inc. / PDL Biopharma, Inc. (Cardiovascular Products) (February 2008)

•	Teva Pharmaceuticals Industries Ltd. / CoGenesys, Inc. (January 2008)

•	Perrigo Co. / Galpharm International Ltd. (January 2008)

•	Reckitt Benckiser Group PLC / Adams Respiratory Therapeutics Inc. (December 2007)

•	TPG Capital LP / Axcan Pharma Inc. (November 2007)

•	GlaxoSmithKline PLC / Reliant Pharmaceuticals Inc. (November 2007)

•	Gedeon Richter Plc / Polpharma, which was terminated (November 2007)

•	Gedeon Richter Plc / OAO Akrihin (November 2007)

•	Nycomed US Inc. / Bradley Pharmaceuticals Inc.(October 2007)

•	Galenica AG / Aspreva Pharmaceuticals Corporation (October 2007)

•	Laboratories Almirall, S.A. / Shire plc (Certain Non-Core Assets) (October 2007)

•	Sun Pharmaceuticals Industries Ltd / Taro Pharmaceutical Industries (GSI analyzed certain information from the initial announcement in May 2007; this transaction was subsequently amended in June 2008).

While none of the target companies in the selected transactions are directly comparable to Eurand and none of these transactions are directly comparable to the proposed transaction involving Eurand, the target companies in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Eurand’s results, market size and product profile.

For each of the selected transactions, GSI calculated the enterprise value of the target company based on the acquisition price in the transaction as a multiple of revenue of the target company over the LTM period prior to announcement of the transaction and enterprise value as a multiple of the EBITDA of the target company over the LTM period prior to announcement of the transaction. GSI also calculated the median of the multiples it calculated for the selected transactions and compared the median multiples to similar multiples it calculated for Eurand based on the Offer Price and Eurand’s revenue and EBITDA for the LTM period ended September 30, 2010.

The following table presents the results of this analysis:

Selected Transactions
Enterprise Value as a Multiple of	Median	Proposed Transaction

LTM Period Revenue	2.9x	3.0x
LTM Period EBITDA	12.4x	48.3x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying GSI’s opinion. In arriving at its fairness determination, GSI considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, GSI made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Eurand, Parent or Buyer or the Contemplated Transactions.

GSI prepared these analyses for purposes of GSI providing its opinion to the Board as to the fairness from a financial point of view of (a) the Offer Price to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement, was fair from a financial point of view to such holders and (b) the Asset Purchase Price to be paid to Eurand for the Company Business in the Asset Sale pursuant to the Purchase Agreement was fair from a financial point of view to Eurand. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Eurand, Parent, Buyer, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Purchase Agreement was determined through arm’s-length negotiations between Eurand and Parent and was approved by the Board. GSI provided advice to Eurand during these negotiations. GSI did not, however, recommend any specific amount of consideration to Eurand or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Contemplated Transactions.

As described above, GSI’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Contemplated Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by GSI in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of GSI. The GSI opinion is Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference.

Goldman Sachs is engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Eurand, Parent, any of their respective affiliates and third parties, including Warburg Pincus LLC, affiliates of which are significant shareholders of Eurand, TPG, affiliates of which are significant shareholders of Parent, any of the portfolio companies of Warburg Pincus LLC or TPG and any of their respective affiliates, or any currency or commodity that may be involved in the Contemplated Transactions for their own account and for the accounts of their customers. GSI acted as financial advisor to Eurand in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Purchase Agreement. Goldman Sachs has provided certain investment banking services to Warburg Pincus LLC and its affiliates (collectively, “Warburg Pincus”) and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to InterMune Inc. (“InterMune”), a portfolio company of Warburg Pincus, in connection with acquisitions by InterMune of its outstanding 0.25% Convertible Senior Notes due 2011 (aggregate principal amount $32.2 million) in exchange for shares of its common stock in April 2009; as co-manager with respect to a public offering of 9.875% Senior Notes due 2016 (aggregate principal amount $250 million) of Bill Barrett Corporation, a portfolio company of Warburg Pincus, in July 2009; as lead bookrunning manager with respect to a public offering of 7,000,000 shares of common stock of InterMune in January 2010; as joint bookrunning manager and joint lead arranger with respect to a private placement of 10% Senior Secured Notes (aggregate principal amount $475 million) and a credit facility (aggregate principal amount $310 million) of Integra Telecom Holdings, Inc., a portfolio company of Warburg Pincus, in April 2010; as co-manager with respect to a public offering of 8,500,000 common units representing limited partnership interests in Targa Resources Partners LP, held by a subsidiary of Targa Resources, Inc., a portfolio company of Warburg Pincus, in April 2010; as joint bookrunner and joint global coordinator with respect to a public offering of 8.00% Senior Unsecured Notes due May 2018 (aggregate principal amount of €1.2 billion) of Ziggo Bond Company B.V., a portfolio company of Warburg Pincus, in April 2010; and as financial advisor to Zymogenetics Inc., a former portfolio company of Warburg Pincus, in connection with its sale in October 2010. Goldman Sachs also has provided certain investment banking services to TPG and its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as co-financial advisor to ALLTEL Corporation, a former portfolio company of TPG, in connection with its sale in January 2009; as co-manager with respect to a private placement of 11.25% Senior Secured Notes due 2017 (aggregate principal amount of $1.375 billion) of Harrah’s Entertainment, Inc., a portfolio company of TPG, in May 2009; as joint bookrunning manager with respect to a public offering of 12,000,000 shares of common stock of SuccessFactors, Inc., a portfolio company of TPG, in Octo ber 2009; as co-manager with respect to a public offering of 10,294,118 shares of common stock of Kraton Performance Polymers, Inc., a portfolio company of TPG, in December 2009; as financial advisor to Healthcare Technology Holdings, Inc. (“Health Technology”), a portfolio company of TPG, and as sole bookrunning manager with respect to the private placement of 12.5% Senior Notes due 2018 (aggregate principal amount $1,000 million) and a credit facility (aggregate principal amount $2,275 million) of a subsidiary of Health Technology, in connection with Health Technology’s acquisition of IMS Health Incorporated in February 2010; as co-financial advisor to Burger King Holdings, Inc., a former portfolio company of TPG, in connection with its sale in October 2010; as financial advisor to Intergraph Corporation, a former portfolio company of TPG, in connection with its sale in October 2010; and as joint bookrunning manager with respect to a private placement of 9.25% Senior Notes due 2018 (aggregate principal amount of $500 million) and a credit facility of Petco Animal Supplies Inc., a portfolio company of TPG, in November 2010. Goldman Sachs may also in the future provide investment banking services to Eurand, Parent, Warburg Pincus LLC and TPG and their respective portfolio companies and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Goldman Sachs also may have co-invested with Warburg Pincus LLC and TPG and their affiliates from time to time and may have invested in limited partnership units of affiliates of Warburg Pincus LLC and TPG from time to time and may do so in the future.

The board of directors of Eurand selected GSI as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Contemplated Transactions. Pursuant to a letter agreement dated September 27, 2010, Eurand engaged GSI to act as its financial advisor in connection with the Contemplated Transactions. Pursuant to the terms of this engagement letter, Eurand has agreed to pay GSI a transaction fee of approximately $6 million in connection with the Contemplated Transactions, the principal portion of which is payable upon consummation of the Offer. In addition, Eurand has agreed to reimburse GSI for its expenses, including attorneys’ fees and disbursements, and to indemnify GSI and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Financial Advisor to the Special Committee

Jefferies was requested to render an opinion to the Special Committee as to whether the Offer Price to be paid in the public tender offer is fair, from a financial point of view, to the holders of the Shares other than Warburg Pincus. Jefferies was also requested to render an opinion to the Special Committee as to whether the consideration to be paid to Eurand in the contemplated Asset Sale, if such Asset Sale was undertaken, would be fair, from a financial point of view, to Eurand, where such consideration would be equal (i) the Buyer Note and (ii) the assumption by Buyer or its designees of all liabilities and obligations of Eurand (the “Business Purchase Price”). On November 30, 2010, Jefferies delivered to the Special Committee its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion, (1) the Offer Price to be paid in the tender offer is fair, from a financial point of view, to the holders of the Shares other than Warburg and its affiliates, and (2) the Business Purchase Price to be paid in the Asset Sale is fair, from a financial point of view, to Eurand.

The full text of Jefferies’ opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is Annex II to this Schedule 14D-9 and is incorporated herein by reference. Eurand encourages its shareholders to read the Jefferies opinion carefully and in its entirety. Jefferies’ opinion was provided to the Special Committee in connection with its consideration of the Contemplated Transactions, and addresses only the fairness, from a financial point of view and as of the date of Jefferies’ opinion, (1) of the Offer Price to be paid to the holders of the Shares other than Warburg and its affiliates, and (2) the Business Purchase Price to be paid in the Asset Sale to Eurand, and does not address any other aspect of the Contemplated Transactions. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender their Shares in the tender offer or how any holder of Shares should vote on any matter related to the Contemplated Transactions. The summary of Jefferies’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. The Jefferies’ opinion is Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference.

In connection with its opinion, Jefferies, among other things:

(a) reviewed the Purchase Agreement;

(b) reviewed certain publicly available financial and other information about Eurand;

(c) reviewed certain information furnished to Jefferies by Eurand’s management at the request of the Special Committee, including financial forecasts and analyses, relating to the business, operations and prospects of Eurand;

(d) held discussions with members of senior management of Eurand and members of the Special Committee concerning the matters described in clauses (b) and (c) above;

(e) reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

(f) compared the proposed financial terms of the Contemplated Transactions with the financial terms of certain other transactions that Jefferies deemed relevant; and

(g) conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Eurand or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Eurand, nor was Jefferies furnished with any such evaluations or appraisals of such physical inspections. Jefferies did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by it, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. Eurand informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Eurand as to the future financial performance of Eurand. Jefferies expressed no opinion as to Eurand’s financial forecasts or the assumptions on which they were made, and Jefferies utilized those forecasts and analyses that Eurand indicated to Jefferies are the most relevant for its purposes.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal, tax or accounting matters affecting Eurand or relating to the Contemplated Transactions, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal, tax and accounting advice given to Eurand, its board of directors and the Special Committee, including, without limitation, advice as to the legal, tax and accounting consequences of the terms of, and transactions contemplated by, the Purchase Agreement to Eurand and its shareholders. Jefferies did not express any opinion as to any legal, tax or accounting matters. Without limiting the generality of the foregoing statement, Jefferies expressed no opinion, and its analysis did not address, (1) the tax impacts of the Asset Sale or the value of the consideration ultimately to be received by the non-tendering minority shareholders, or (2) the structure of the Contemplated Transactions, including the tender offer and post-offering restructurings, or the ultimate treatment of the non-tendering minority shareholders.

Jefferies assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Contemplated Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Eurand or the contemplated benefits of the Contemplated Transactions. Jefferies’ opinion did not take into account any potential effects of the announcement of the Contemplated Transactions, including without limitation any changes in Eurand’s relations with customers, suppliers or employees.

Jefferies assumed that all liabilities (contingent and otherwise) of Eurand would be transferred to Buyer or its designee in connection with the Asset Sale, that Buyer would fully indemnify Eurand for all such liabilities in connection with the Asset Sale, that the Asset Sale would be consummated simultaneously with the closing of the tender offer, and that the non-tendering minority shareholders would receive their cash consideration in connection with the minority exit without material delay. Jefferies also assumed that the Buyer Note, when executed, would be on commercially reasonable, arms-length terms including, without limitation, a market rate of interest, such that its fair market value will be equal to the stated principal amount of the Buyer Note.

Jefferies’ opinion does not address (1) the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative transaction or opportunity that might be available to Eurand, (2) the overall merits of the Contemplated Transactions, the underlying business decision by Eurand to engage in the Contemplated Transactions, the terms of the Purchase Agreement or the documents referred to in that agreement, or (3) any other aspects of the Asset Sale or any other elements of the Contemplated Transactions. In addition, Jefferies’ opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Eurand. Without limiting the generality of the foregoing, Jefferies’ expressed no opinion as to the solvency of Eurand or Buyer either before or after the Contemplated Transactions, the ability of Eurand to satisfy its liabilities and obligations to employees, creditors or other constituencies or stakeholders in Eurand or the effect of the Asset Sale on the ability of Eurand to satisfy its liabilities and obligations after giving effect to the Asset Sale.

The following is a brief summary of the analyses performed by Jefferies in connection with the preparation of its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies, but includes all material factors considered by Jefferies in rendering its opinion. Jefferies drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Contemplated Transactions. Each analysis performed by Jefferies is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Jefferies believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Jefferies to arrive at its opinion.

Selected Comparable Companies Analysis

Using publicly available information and information provided by Eurand’s management, Jefferies analyzed the trading multiples of Eurand and the corresponding trading multiples of the following group of companies (the “Eurand Selected Comparable Companies”).

• Actelion Ltd.	• Medicis Pharmaceutical, Corp.
• Cephalon, Inc.	• Recordati SpA
• Cubist Pharmceuticals, Inc.	• Questcor Pharmaceuticals, Inc.
• Endo Pharmaceuticals Holdings Inc.	• Salix Pharmaceuticals, Ltd.
• Jazz Pharmaceuticals, Inc.	• United Therapeutics Corporation
• Laboratorios Farmaceuticos ROVI, S.A.	• Valeant Pharmaceuticals International, Inc.
• Meda Pharmaceuticals, Inc.	• ViroPharma Incorporated

Jefferies derived and compared multiples for Eurand and the Eurand Selected Comparable Companies, calculated as follows:

•	the enterprise value divided by projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2011, which is referred to as “2011 TEV / EBITDA”;

•	the enterprise value divided by projected EBITDA for calendar year 2012, which is referred to as “2012 TEV / EBITDA”;

•	the equity value divided by projected earnings for calendar year 2011, which is referred to as “2011 P / E”; and

•	the equity value divided by projected earnings for calendar year 2012, which is referred to as “2012 P / E”.

Utilizing the most representative multiple range within the comparable public company set, Jefferies then calculated a range of implied values per share of Eurand common stock based on Eurand’s projected EBITDA and earnings for 2011 and 2012, respectively.

This analysis indicated an implied Eurand price per Share value range of $5.33 to $7.99. Below is a summary of the analysis.

	Selected Comparable	Eurand	Implied Eurand
	Company Multiple	EBITDA or Earnings	Price Per Share
	Range	Per Share (“EPS”)	Value Range

2011 TEV / EBITDA	7.0x − 10.0x	$46.7M	$7.86 − $10.74
2012 TEV / EBITDA	6.0x − 9.0x	$58.7M	$8.38 − $11.99
2011 P / E	12.0x − 18.0x	$0.44 EPS	$5.33 − $7.99
2012 P / E	11.0x − 16.0x	$0.63 EPS	$6.89 − $10.02

Jefferies then compared the ranges of implied values per Shares based on Eurand’s projected EBITDA and earnings for 2011 and 2012, respectively, against the Offer Price.

No company utilized in the selected comparable companies analysis is identical to Eurand. In selecting and evaluating the selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Eurand and Jefferies. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable company data.

Selected Precedent Transaction Analysis

Using publicly available information and other information, Jefferies examined the 15 transactions listed below and announced during approximately the past six years involving companies in the specialty pharmaceutical market. Jefferies selected these transactions because they involved companies with businesses, end markets and operating profiles that are reasonably similar to that of Eurand. The transactions considered and the month and year each transaction was announced were as follows:

Target	Acquiror	Announcement Date

Valeant Pharmaceuticals International, Inc.	Biovail Corporation	June 2010
Enzon Pharmaceuticals, Inc.	Sigma-Tau Pharmaceuticals, Inc.	November 2009
Dainippon Sumitomo Pharma Co., Ltd.	Sepracor, Inc.	September 2009
Procter & Gamble Co. pharmaceuticals business	Warner Chilcott, plc	August 2009
Noven Pharmaceuticals, Inc.	Hisamitsu Pharmaceutical Co., Inc.	July 2009
Stiefel Laboratories, Inc.	GlaxoSmithKline, plc	April 2009
Ovation Pharmaceuticals, Inc.	Lundbeck, Inc.	February 2009
Sciele Pharma, Inc.	Shionogi & Co., Ltd.	September 2008
Alpharma, Inc.	King Pharmaceuticals, Inc.	August 2008
Axcan Pharma, Inc.	TPG Capital	November 2007
Aspreva Pharmaceuticals, Corp.	Galenica, Ltd.	October 2007
Schwarz Pharma AG	UCB, S.A.	September 2006
ALTANA A.G. pharmaceuticals business	Nycomed	September 2006
Fournier Pharma	Solvay S.A.	July 2005
Warner Chilcott, plc	Private equity consortium	October 2004

Using publicly available information from company filings, press releases, Capital IQ, Wall Street Journal, Wall Street research and Jefferies Investment Banking estimates for each of these transactions, Jefferies analyzed the transaction value in each transaction as follows:

•	the enterprise value divided by revenue of the trailing twelve months of financial performance, or TTM, which is referred to as “TEV / TTM Revenue”;

•	the enterprise value divided by revenue of Eurand’s 2011 fiscal year, which is referred to as “TEV / FY+1 Revenue”;

•	the enterprise value divided by EBITDA of the LTM, which is referred to as “TEV / TTM EBITDA”; and

•	the enterprise value divided by EBITDA of Eurand’s 2011 fiscal year, which is referred to as “TEV / FY+1 EBITDA”.

Utilizing the most representative multiple range within the precedent transaction set, Jefferies then calculated a range of implied values per share of Eurand common stock based on Eurand’s TTM Revenue and TTM EBITDA.

This analysis indicated an implied Eurand price per Share value range of $2.50 to $15.01. Below is a summary of the analysis.

	Comparable	Eurand
	Transaction	Revenue or EBITDA	Implied per Share
	Multiple Range	(millions)	Value Range

TTM TEV / Revenue	2.5x − 3.5x	$174.1	$10.08 − $13.66
TEV / FY+1 Revenue	2.0x − 3.0x	$225.0	$10.39 − $15.01
TTM TEV / EBITDA	7.0x − 10.0x	$9.4	$2.50 − $3.09
TEV / FY+1 EBITDA	8.0 − 10.0x	$46.7	$8.82 − $10.74

No transaction utilized as a comparison in the comparable transaction analysis is identical to the Contemplated Transactions. In selecting and evaluating the selected precedent transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Eurand and Jefferies. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of Eurand projected through the fiscal year ending December 31, 2014 using Eurand management’s financial projections, discount rates ranging from 9.5% to 11.5%, as supported by analysis of the weighted average cost of capital of the selected comparable companies; and terminal TEV / EBITDA multiples ranging from 7.0 to 9.0, as supported by analysis of TEV / EBITDA trading multiples of the selected comparable companies. To determine the implied total equity value for Eurand, Jefferies added cash and cash equivalents to the implied enterprise value for Eurand and subtracted the total debt. After accounting for the dilutive effect of stock options, the analysis indicated a range of implied values per Share of approximately $11.33 to $13.20.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in a set of 247 United States based public company all cash transactions with values between $250 million and $1 billion announced since January 1, 2005. The transaction types excluded restructurings, repurchases, recapitalizations, tender offers and spin-outs. Also excluded from the analysis were transactions involving exchange traded funds, financial service firms and insurance companies.

For each of these transactions, Jefferies calculated the premium represented by the Offer Price over Eurand’s closing share price one trading day, one week prior and one month prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

	1-Trading Day	1 Week	1 Month
Premium Percentage	Prior	Prior	Prior

Highest	145.0%	138.8%	182.4%
75th Percentile	40.9%	45.0%	45.2%
Median	27.4%	28.8%	33.0%
25th Percentile	17.3%	18.7%	21.9%
Lowest	0.2%	1.5%	0.2%

Using the 25th and 75th percentile premiums set forth above and the closing price per Share of $10.97 on November 30, 2010, this analysis indicated a range of implied values per share of Eurand common stock of approximately $12.87 to $16.25, compared to the closing price per share of Eurand’s common stock of $10.97 on November 30, 2010 and the Offer Price.

Conclusion

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion. In performing its analyses, Jefferies made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Eurand and Jefferies. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Jefferies did not recommend any specific consideration to the Special Committee or that any specific consideration constituted the only appropriate consideration with respect to the Contemplated Transactions.

Miscellaneous

Jefferies was engaged by the Special Committee to act as its financial advisor in connection with the Contemplated Transactions. In connection with its engagement, Jefferies became entitled to a fee of $1,750,000 for its services, payable to Jefferies independent of the conclusion it reached in its opinion rendered to the Special Committee and none of which is contingent upon consummation of the Contemplated Transactions. Jefferies also will be reimbursed for all out-of-pocket expenses incurred, including certain fees and expenses of its legal counsel or any other independent experts retained by Jefferies, regardless of whether the Contemplated Transactions occur. Eurand agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by Jefferies under such engagement.

Jefferies has not, in the past, provided financial advisory or financing services to either Eurand or Buyer and has not in the past two years provided, and is not currently providing, any material financial advisory or financing services to Warburg or TPG. In the ordinary course of business, Jefferies and its affiliates maintain a market in the securities of Eurand and Buyer, and may trade or hold securities of Eurand or Buyer and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies may seek to, in the future, provide financial advisory and financing services to Eurand, Buyer or entities that are affiliated with Eurand or Buyer, for which Jefferies would expect to receive compensation.

Intent to Tender.

To the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company concerning the Offer.

Goldman Sachs International.  The Board selected GSI as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Contemplated Transactions. Pursuant to a letter agreement, dated September 27, 2010, Eurand engaged GSI to act as its financial advisor in connection with the possible sale of the Company. Pursuant to this letter agreement, GSI agreed to provide the Company with strategic and financial advice and assistance as requested by the Company.

Pursuant to the terms of the letter agreement, GSI is entitled to receive a transaction fee of approximately $6 million, the principal portion of which is payable upon and subject to the closing of the Offer. In addition, Eurand has agreed to reimburse GSI for its expenses, including attorneys’ fees and disbursements, and to indemnify GSI and related persons against various liabilities, including certain liabilities under the federal securities laws.

Jefferies International Limited.  The Special Committee engaged Jefferies because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer. Pursuant to a letter agreement, dated November 27, 2010, the Special Committee engaged Jefferies to act as its financial advisor in connection with the Contemplated Transactions. In connection with this engagement, Jefferies rendered an opinion to the Special Committee as described above under “Opinion of Financial Advisor to the Special Committee.”

In connection with its engagement, Jefferies became entitled to a fee of $1,750,000 for its services, payable to Jefferies independent of the conclusion it reached in its opinion rendered to the Special Committee and none of which is contingent upon consummation of the Contemplated Transactions. Jefferies also will be reimbursed for all out-of-pocket expenses incurred, including certain fees and expenses of its legal counsel or any other independent experts retained by Jefferies, regardless of whether the Contemplated Transactions occur. The Company agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by Jefferies under such engagement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, except for the following:

In connection with the execution of the Purchase Agreement, Buyer concurrently entered into (i) the Warburg Tender Agreement with Warburg and (ii) the Faherty Tender Agreement with Mr. Faherty. Pursuant to the Tender Agreements, each of Warburg and Mr. Faherty agrees to tender its or his Shares in the Offer and vote its or his Shares in support of the transaction. This summary of the terms of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, which are Exhibits (e)(2)(A) and (e)(2)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, Eurand is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Eurand’s securities by Eurand, any subsidiary of Eurand or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Eurand or any subsidiary of Eurand, (3) a purchase, sale or transfer of a material amount of assets of Eurand or any subsidiary of Eurand, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Eurand.

As described under “The Purchase Agreement; Other Agreements” of the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted by the Purchase Agreement under certain conditions to engage in negotiations in response to an unsolicited takeover proposal. Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Regulatory Approvals.

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until Parent or an affiliate of Parent file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day or is a Federal holiday, the initial waiting period is extended until 11:59 PM of the next business day. Each of Eurand and Parent or an affiliate expect to file Notification and Report Forms with the FTC and Antitrust Division for review in connection with the Offer in early January 2011. The initial waiting period applicable to the purchase of Shares will expire 15-calendar days after filing of the Notification and Report Form by Parent or its affiliate, and prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC or the Antitrust Division, unless Parent or its affiliate pulls and re-files its Notification and Report Form before the expiration of the initial waiting period (thus re-starting a new 15 calendar-day waiting period), or unless the initial waiting period is extended by a request from the FTC or Antitrust Division for additional information or documentary material from Buyer and Parent prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Buyer or Parent, the waiting period with respect to the Offer will be extended for an additional period of ten calendar days following the date of Buyer’s or Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Buyer’s or Parent’s consent. The FTC or Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Buyer, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking: (i) to enjoin the purchase of the Shares in the Offer; (ii) the divestiture of the Shares purchased in the Offer; or (iii) the divestiture of substantial assets of Eurand, Buyer, Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Foreign Antitrust Compliance

Eurand and Parent and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Parent and the Company are engaged, a filing with Germany’s Federal Cartel Office (“FCO”) and observation of the applicable waiting period under the German Act Against Restraints of Competition will be required before the Contemplated Transactions may close. The initial (Phase I) waiting period is one month from filing of the German notification, unless the waiting period is terminated earlier by the FCO. The waiting period may be extended for an additional three months or, with the notifying party’s consent, for an even longer period of time for an in-depth investigation (Phase II). The Parties’ notification was submitted to the FCO on December 17, 2010, and Phase I will thus expire on January 17, 2011 unless terminated earlier or extended by the FCO for a Phase II review.

Eurand and Parent are not aware of any other pre-closing antitrust or competition law filings required in connection with the Contemplated Transactions.

Other Foreign Laws

Eurand and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Eurand and Parent are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable pursuant to the terms of the Purchase Agreement.

Appraisal Rights.

No appraisal rights are available in connection with the Offer.

Projected Financial Information.

The Company does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Parent. In addition, the Company provided the same information to its own financial advisors. The Company’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, the projections reflect management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. The Company management prepared the projections to reflect its best currently available estimates and judgments as to the Company’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; development of new products;

failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Parent and its financial advisors.

The Company’s shareholders are cautioned not to place undue reliance on the projected information provided in this Schedule.

PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
	($in millions other than per share amounts)

Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.

(2)	EPS means earnings per share.

Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.

These projections should be read together with the Company’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the SEC web site at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in Eurand’s 2009 Annual Report on Form 20-F.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 21, 2010 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed by Axcan Pharma Holding B.V. on December 21, 2010 (the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(2)	Letter to Shareholders from the Chairman of the Special Committee of the Board of Directors of the Company, dated December 22, 2010.
(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on December 21, 2010 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO).
(a)(5)(B)	Opinion of Goldman Sachs International to the Board of Directors of the Company, dated November 30, 2010 (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(5)(C)	Opinion of Jefferies International Limited to the Board of Directors of the Company, dated November 30, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)	Conformed copy of the Share Purchase Agreement, dated as of November 30, 2010, by and among Axcan Holdings Inc., Axcan Pharma Holding B.V. and Eurand N.V. as amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010.*
(e)(2)(A)	Tender Agreement, dated as of November 30, 2010, by and between Axcan Pharma Holding B.V., on the one hand, and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V., on the other hand.
(e)(2)(B)	Tender Agreement, dated as of November 30, 2010, by and between Axcan Pharma Holding B.V., on the one hand, and Gearoid M. Faherty, on the other hand.
(e)(2)(C)	Separation Agreement and General Release, dated as of November 30, 2010, by and between Gearoid Faherty and Eurand N.V. and Eurand S.p.A..
(e)(3)(A)	Executive Change in Control Agreement entered into by and between the Company, Eurand Pharmaceuticals, Inc. and Jean-Louis Anspach, dated June 1, 2010.
(e)(3)(B)	Executive Change in Control Agreement entered into by and between the Company, Eurand S.p.A and Robert Becker, dated April 20, 2009.
(e)(3)(C)	Executive Change in Control Agreement entered into by and between the Company Eurand S.p.A. and Mario Crovetto, dated June 3, 2009.
(e)(3)(D)	Executive Change in Control Agreement entered into by and between the Company, Eurand Pharmaceuticals, Inc. and Manya Deehr, dated June 3, 2009.
(e)(3)(E)	Executive Change in Control Agreement entered into by and between the Company, Eurand, Inc. and John Fraher, dated June 4, 2009.
(e)(3)(F)	Executive Change in Control Agreement entered into by and between the Company, Eurand Pharmaceuticals, Inc. and Ruth Thieroff-Ekerdt, M.D., dated June 11, 2009.
(e)(3)(G)	Retention Plan Agreement entered into by and between the Company, Eurand Pharmaceuticals, Inc. and Jean-Louis Anspach, dated September 20, 2010.

Exhibit No.	Description

(e)(3)(H)	Retention Plan Agreement entered into by and between the Company, Eurand S.p.A and Robert Becker, dated September 20, 2010.
(e)(3)(I)	Retention Plan Agreement entered into by and between the Company, Eurand S.p.A and Mario Crovetto, dated September 20, 2010.
(e)(3)(J)	Retention Plan Agreement entered into by and between the Company, Eurand Pharmaceuticals, Inc. and Manya Deehr, dated September 20, 2010.
(e)(3)(K)	Retention Plan Agreement entered into by and between the Company, Eurand Inc. and John Fraher, dated September 20, 2010.
(e)(3)(L)	Retention Plan Agreement entered into by and between the Company, Eurand Pharmaceuticals, Inc. and Ruth Thieroff-Ekerdt, M.D., dated September 20, 2010.
(e)(3)(M)	First Amendment to Retention Plan Agreement entered into by and between the Company and Jean-Louis Anspach, effective as of November 28, 2010.
(e)(3)(N)	First Amendment to Retention Plan Agreement entered into by and between the Company and Robert Becker, effective as of November 28, 2010.
(e)(3)(O)	First Amendment to Retention Plan Agreement entered into by and between the Company and Mario Crovetto, effective as of November 28, 2010.
(e)(3)(P)	First Amendment to Retention Plan Agreement entered into by and between the Company and Manya S. Deehr, effective as of November 28, 2010.
(e)(3)(Q)	First Amendment to Retention Plan Agreement entered into by and between the Company and John Fraher, effective as of November 28, 2010.
(e)(3)(R)	First Amendment to Retention Plan Agreement entered into by and between the Company and Ruth Thieroff-Ekerdt, effective as of November 28, 2010.
(e)(4)(A)	Confidentiality Agreement, dated as of July 13, 2010, by and between Eurand N.V., TPG Capital, L.P. and Axcan Pharma Inc.
(e)(4)(B)	Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, by and between Eurand N.V., TPG Capital, L.P. and Axcan Pharma Inc.
(e)(4)(C)	Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, by and between Eurand N.V., TPG Capital, L.P. and Axcan Pharma Inc.
(e)(4)(D)†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, by and between Eurand International S.p.A. and Axcan Scandipharm, Inc. (incorporated by reference from Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed on May 1, 2007).
(e)(4)(E)†	Amendment No. 1 to the Exclusive Development/License/Supply Agreement, dated as of March 23, 2007, by and between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Scandipharm, Inc. (incorporated by reference from Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed on May 1, 2007).
(g)	None

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

†	Confidential treatment has been requested for certain provisions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EURAND N.V.

/s/  Angelo C. Malahias
Name:     Angelo C. Malahias

Title:	Chairman of the Special Committee of the Board of Directors

Annex I

Goldman Sachs International ï Peterborough Court ï 133 Fleet Street ï London EC4A 2BB
Tel: 020 7774 1000 ï Telex: 94015777 ï Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

PERSONAL AND CONFIDENTIAL

November 30, 2010

Board of Directors
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to (a) the holders of the outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Eurand N.V. (the “Company”) of the $12.00 per Share in cash (the “Offer Price”) proposed to be paid to the holders of Shares in the Tender Offer (as defined below) pursuant to the Share Purchase Agreement, dated as of November 30, 2010 (the “Agreement”), by and among Axcan Holdings Inc. (“Axcan”), Axcan Pharma Holding B.V., a wholly owned subsidiary of Axcan (“Acquisition Sub”), and the Company and (b) the Company of the Asset Purchase Price (as defined below) to be paid to the Company for the Company Business (as defined below) in the Asset Sale (as defined below) pursuant to the Agreement. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”), consisting of an initial offering period and a subsequent offering period, pursuant to which Acquisition Sub will pay $12.00 per Share in cash for each Share accepted. The Agreement further provides that, pursuant to a purchase and sale agreement to be entered into between the Company and Acquisition Sub or one of its designees, simultaneously with the closing of the initial offering period of the Tender Offer (the “Closing”), the Company will sell all or substantially all of its assets to Acquisition Sub or one or more of its designees for aggregate consideration consisting of (i) a note payable (the “Note”) from Buyer or one or more of its designees to the Company in an aggregate principal amount equal to the Offer Price multiplied by the total number of outstanding Company Shares as of the Closing (such amount, the “Asset Purchase Price”), and (ii) the assumption by Buyer or its designees of all liabilities and obligations of the Company (such transaction, the “Asset Sale”; and the assets and liabilities being sold to, and assumed by, the Buyer or one or more of its designees in the Asset Sale, together, the “Company Business”). We understand that, under the terms of the Note, upon the completion of the subsequent offering period of the Tender Offer, Buyer or its designee will pay to the Company an amount of the Note equal to the Offer Price multiplied by the number of Shares not tendered in the Tender Offer. We further understand that, under the Agreement, after completion of the Tender Offer, Buyer will effect one or more transactions pursuant to which the holders of the Shares not tendered in the Tender Offer will receive the Offer Price for each of such Shares, less any applicable withholding taxes (any such transaction, a “Post-Closing Reorganization Transaction”).

Goldman Sachs International and its affiliates (“Goldman Sachs”) are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Axcan, any of their respective affiliates and third parties, including Warburg Pincus LLC (“Warburg Pincus”), affiliates of which are significant shareholders of the Company, TPG Capital, L.P. (“TPG”), affiliates of which are significant shareholders of Axcan, any of the portfolio companies of Warburg Pincus or TPG and any of their respective affiliates, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to

Board of Directors
Eurand N.V.
November 30, 2010
Page Two

receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs has provided certain investment banking services to Warburg Pincus and its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to InterMune Inc. (“InterMune”), a portfolio company of Warburg Pincus, in connection with acquisitions by InterMune of its outstanding 0.25% Convertible Senior Notes due 2011 (aggregate principal amount $32.2 million) in exchange for shares of its common stock in April 2009; as co-manager with respect to a public offering of 9.875% Senior Notes due 2016 (aggregate principal amount $250 million) of Bill Barrett Corporation, a portfolio company of Warburg Pincus, in July 2009; as lead bookrunning manager with respect to a public offering of 7,000,000 shares of common stock of InterMune in January 2010; as joint bookrunning manager and joint lead arranger with respect to a private placement of 10% Senior Secured Notes (aggregate principal amount $475 million) and a credit facility (aggregate principal amount $310 million) of Integra Telecom Holdings, Inc., a portfolio company of Warburg Pincus, in April 2010; as co-manager with respect to a public offering of 8,500,000 common units representing limited partnership interests in Targa Resources Partners LP, held by a subsidiary of Targa Resources, Inc., a portfolio company of Warburg Pincus, in April 2010; as joint bookrunner and joint global coordinator with respect to a public offering of 8.00% Senior Unsecured Notes due May 2018 (aggregate principal amount of €1.2 billion) of Ziggo Bond Company B.V., a portfolio company of Warburg Pincus, in April 2010; and as financial advisor to Zymogenetics Inc., a former portfolio company of Warburg Pincus, in connection with its sale in October 2010. Goldman Sachs also has provided certain investment banking services to TPG and its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as co-financial advisor to ALLTEL Corporation, a former portfolio company of TPG, in connection with its sale in January 2009; as co-manager with respect to a private placement of 11.25% Senior Secured Notes due 2017 (aggregate principal amount of $1.375 billion) of Harrah’s Entertainment, Inc., a portfolio company of TPG, in May 2009; as joint bookrunning manager with respect to a public offering of 12,000,000 shares of common stock of SuccessFactors, Inc., a portfolio company of TPG, in October 2009; as co-manager with respect to a public offering of 10,294,118 shares of common stock of Kraton Performance Polymers, Inc., a portfolio company of TPG, in December 2009; as financial advisor to Healthcare Technology Holdings, Inc. (“Health Technology”), a portfolio company of TPG, and as sole bookrunning manager with respect to the private placement of 12.5% Senior Notes due 2018 (aggregate principal amount $1,000 million) and a credit facility (aggregate principal amount $2,275 million) of a subsidiary of Health Technology, in connection with Health Technology’s acquisition of IMS Health Incorporated in February 2010; as co-financial advisor to Burger King Holdings, Inc., a former portfolio company of TPG, in connection with its sale in October 2010; as financial advisor to Intergraph Corporation, a former portfolio company of TPG, in connection with its sale in October 2010; and as joint bookrunning manager with respect to a private placement of 9.25% Senior Notes due 2018 (aggregate principal amount of $500 million) and a credit facility of Petco Animal Supplies Inc., a portfolio company of TPG, in November 2010. Goldman Sachs may also in the future provide investment banking services to the Company, Axcan, Warburg Pincus and TPG and their respective portfolio companies and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Goldman Sachs also may have co-invested with Warburg Pincus and TPG and their affiliates from time to time and may have invested in limited partnership units of affiliates of Warburg Pincus and TPG from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 20-F of the Company for the three fiscal years ended December 31, 2009; the Company’s Registration Statement on Form F-1, including the prospectus contained therein dated May 16, 2007 relating to the initial public offering of the Shares; certain interim reports to shareholders and quarterly financial information of the Company included in Reports on Form 6-K of the Company; certain other communications from

Board of Directors
Eurand N.V.
November 30, 2010
Page Three

the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty pharma industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. With your consent, we have assumed for purposes of our analysis that the Note has a fair market value equal to the aggregate principal amount of the Note. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries or the Note. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Offer Price to be paid to the holders of Shares in the Tender Offer pursuant to the Agreement and of the Asset Purchase Price to be paid to the Company for the Company Business in the Asset Sale pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, any Post-Closing Reorganization Transaction or any amount to be paid or distributed to holders of Shares in any Post-Closing Reorganization Transaction, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of Shares in the Tender Offer pursuant to the Agreement, the Asset Purchase Price to be paid to the Company for the Company Business in the Asset Sale pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Axcan, or Acquisition Sub or the ability of the Company, Axcan or Acquisition Sub to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer, how any holder of Shares should vote with respect to the Asset Sale or any Post-Closing Reorganization Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Board of Directors
Eurand N.V.
November 30, 2010
Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, (a) the Offer Price to be paid to the holders of Shares in the Tender Offer pursuant to the Agreement is fair from a financial point of view to such holders and (b) the Asset Purchase Price to be paid to the Company for the Company Business in the Asset Sale pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/  Gilberto Pozzi
(GOLDMAN SACHS INTERNATIONAL)

Annex II

Strictly Confidential

Jefferies International Limited
Vintners Place 68 Upper Thames Street London EC4V 3BJ United Kingdom
Phone: +44 20 7029 8000
Facsimile: +44 20 7029 8010
www.jefferies.com

30 November, 2010

The Special Committee of the Board of Directors of Eurand N.V.
Eurand N.V.
Olympic Plaza
Fred Roeskestraat 123
1076 EE Amsterdam
The Netherlands

re: Project Fort — Fairness Opinion

We understand that Eurand N.V. (the “Company”) has entered into a Share Purchase Agreement dated 30 November 2010 (the “Share Purchase Agreement”) with Axcan Pharma, Inc. (the “Buyer”) pursuant to which the Buyer will make a public offer (the “Offer”) to acquire all of the outstanding ordinary shares, par value, €0.01 per Share, of the Company (the “Company Shares”) for a price of $12.00 per Company Share (the “Per Share Amount”), without interest, net to the holder of such Company Share in cash. We further understand that the Share Purchase Agreement provides that, in the event that less than all of the Company Shares are tendered in the Offer, simultaneously with the closing of the Offer the Company will sell all or substantially all of its assets to the Buyer or an affiliate of the Buyer for aggregate consideration (the “Business Purchase Price”) equal (i) a note payable by Buyer or one or more of its designees in a principal amount equal to such consideration (the “Buyer Note”) in an aggregate principal amount equal to the Per Share Amount multiplied by the total number of outstanding Company Shares as of the Closing and (ii) the assumption by Buyer or its designees of all liabilities and obligations of the Company (the “Asset Sale”). We further understand from you that steps would be taken to effectuate, from the payment of the consideration in the Asset Sale, the payment of a cash amount to holders of Shares outstanding immediately prior to the consummation of the Asset Sale other than the Buyer (the “Non-Tendering Minority Shareholders”) equal to the Per Share Amount multiplied by the number of Company Shares not tendered in the Offer (or any subsequent offering period), subject to applicable tax withholding (the “Minority Cash Exit,” and together with the Offer and the Asset Sale, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set out in the Share Purchase Agreement.

You have asked for our opinion as to (1) whether the Per Share Amount to be paid in the Offer is fair, from a financial point of view, to the holders of the Company Shares other than Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. and their affiliates, and (2) whether the Business Purchase Price to be paid in the Asset Sale is fair, from a financial point of view, to the Company.

Registered in England No. 1978621. Registered office: Vintners Place, 68 Upper Thames Street, London EC4V 3BJ. Authorised and regulated by the Financial Services Authority

The Special Committee of the Board of Directors of Eurand, N.V. 30 November 2010 Page 2 of 4

In arriving at our opinion, we have, among other things:

(a) reviewed the Share Purchase Agreement;

(b) reviewed certain publicly available financial and other information about the Company;

(c) reviewed certain information furnished to us by the Company’s management at the request of the Special Committee of the Board of Directors of the Company, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(d) held discussions with members of senior management of the Company and members of the Special Committee of the Board of Directors of the Company concerning the matters described in clauses (b) and (c) above;

(e) reviewed the share trading price history and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed relevant;

(f) compared the proposed financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and

(g) conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made, and have utilized those forecasts and analyses that the Company has indicated to us are the most relevant for our purposes.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, tax or accounting matters affecting the Company or relating to the Proposed Transaction, and we have assumed the correctness in all respects material to our analysis of all legal, tax and accounting advice given to the Company, its Board of Directors and the Special Committee, including, without limitation, advice as to the legal, tax and accounting consequences of the terms of, and transactions contemplated by, the Share Purchase Agreement to the Company and its shareholders. We express no opinion as to any legal, tax or accounting matters. Without limiting the generality of the foregoing statement, we express no opinion, and our analysis does not address, (1) the tax impacts of the Asset Sale or the value of the consideration ultimately to be received by the Non-Tendering Minority Shareholders, or (2) the structure of the transactions contemplated by the Share Purchase Agreement, including the Offer and post-Offering restructurings, or the ultimate treatment of the Non-Tendering Minority Shareholders.

The Special Committee of the Board of Directors of Eurand, N.V. 30 November 2010 Page 3 of 4

We have assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Proposed Transaction. Our opinion does not take into account any potential effects of the announcement of the Proposed Transaction, including without limitation any changes in the Company’s relations with customers, suppliers or employees.

We have assumed that all liabilities (contingent and otherwise) of the Company will be transferred to the Buyer or Buyer’s designee in connection with the Asset Sale, that the Buyer will fully indemnify the Company for all such liabilities in connection with the Asset Sale, that the Asset Sale will be consummated simultaneously with the closing of the Offer, and that the Non-Tendering Minority Shareholders will receive their cash consideration in connection with the Minority Exit without material delay. We have also assumed that the Buyer Note, when executed, will be on commercially reasonable, arms-length terms including, without limitation, a market rate of interest, such that its fair market value will be equal to the stated principal amount of the Buyer Note.

It is understood that our opinion is for the sole use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Proposed Transaction. Our opinion relates only to the fairness, from a financial point of view, of the Per Share Amount and Business Purchase Price to the holders of the Company Shares (other than Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. and their affiliates) and the Company, respectively, and our opinion does not address (1) the relative merits of the transactions contemplated by the Share Purchase Agreement as compared to any alternative transaction or opportunity that might be available to the Company, (2) the overall merits of the Proposed Transaction, the underlying business decision by the Company to engage in the Proposed Transaction, the terms of the Share Purchase Agreement or the documents referred to therein, or (3) any other aspects of the Asset Sale, Minority Cash Exit, any other post-closing restructurings or other elements of the Proposed Transaction. Our opinion does not constitute a recommendation as to whether any holder of Company Shares should tender their Company Shares in the Offer or how any holder of Company Shares should vote on any matter related to the Proposed Transaction. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. Without limiting the generality of the foregoing, we express no opinion as to the solvency of the Company or the Buyer either before or after the Proposed Transaction, the ability of the Company to satisfy its liabilities and obligations to employees, creditors or other constituencies or stakeholders in the Company or the effect of the Asset Sale on the ability of the Company to satisfy its liabilities and obligations after giving effect to the Asset Sale. We express no opinion as to the price at which shares of the Company will trade at any time.

We have been engaged on behalf of the Special Committee of the Board of Directors of the Company to act as the Special Committee’s financial advisor in connection with the Proposed Transaction and will receive a fee for our services, none of which is based on the consummation of the Proposed Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company and/or its respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company or entities that are affiliated with the Company for which we would expect to receive compensation.

Except as otherwise expressly provided in our engagement letter with the Special Committee of the Board of Directors of the Company and the Company, our opinion is for the sole use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Proposed Transaction, and may not be used or

The Special Committee of the Board of Directors of Eurand, N.V. 30 November 2010 Page 4 of 4

referred to by the Company, or quoted or disclosed to, or relied upon by, any other person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, (1) the Per Share Amount to be paid in the Offer is fair, from a financial point of view, to the holders of the Company Shares other than Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. and their affiliates, and (2) the Business Purchase Price to be paid in the Asset Sale is fair, from a financial point of view, to the Company.

Sincerely,

JEFFERIES INTERNATIONAL LIMITED

II-4